     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 17, 2000

                                            REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         AURORA BIOSCIENCES CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           8731                          33-0669859
  (STATE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
      OF INCORPORATION OR          CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)
         ORGANIZATION)

                              11010 TORREYANA ROAD
                              SAN DIEGO, CA 92121
                                 (858) 404-6600
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             STUART J.M. COLLINSON
                       PRESIDENT, CHIEF EXECUTIVE OFFICER
                           AND CHAIRMAN OF THE BOARD
                         AURORA BIOSCIENCES CORPORATION
                              11010 TORREYANA ROAD
                              SAN DIEGO, CA 92121
                                 (858) 404-6600
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                                   COPIES TO:

                 THOMAS A. COLL                                 PATRICK T. SEAVER
                DAVID B. BERGER                                  CHARLES K. RUCK
               COOLEY GODWARD LLP                                LATHAM & WATKINS
        4365 EXECUTIVE DRIVE, SUITE 1100                650 TOWN CENTER DRIVE, 20TH FLOOR
              SAN DIEGO, CA 92121                              COSTA MESA, CA 92626
                 (858) 550-6000                                   (714) 540-1235

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As soon as possible after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                                  PROPOSED
                                                          PROPOSED                MAXIMUM
 TITLE OF EACH CLASS OF                                   MAXIMUM                AGGREGATE
    SECURITIES TO BE             AMOUNT TO             OFFERING PRICE             OFFERING               AMOUNT OF
       REGISTERED             BE REGISTERED(1)           PER SHARE                PRICE(2)            REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par
  value per share........        3,565,000                $69.625               $248,213,125              $65,529
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Includes 465,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the amount of the registration fee based on the average of the high and low prices of the Registrant's Common Stock as reported on the Nasdaq National Market on March 16, 2000.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED MARCH 17, 2000

                                 [AURORA LOGO]

--------------------------------------------------------------------------------

AURORA BIOSCIENCES CORPORATION
3,100,000 SHARES
COMMON STOCK
--------------------------------------------------------------------------------

This is an offering of 3,100,000 shares of common stock of Aurora Biosciences Corporation. We are offering 3,000,000 shares and a stockholder is selling 100,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

Our common stock is listed on the Nasdaq National Market under the symbol "ABSC." The last reported sale price of the common stock on March 16, 2000 was $72.88 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE    TOTAL
                                                              ---------    -----
Public offering price.......................................    $          $
Underwriting discounts and commissions......................
Proceeds, before expenses, to the selling stockholder.......
Proceeds, before expenses, to Aurora........................

We have granted the underwriters the right to purchase up to 465,000 additional shares to cover any over-allotments.

DEUTSCHE BANC ALEX. BROWN
           CHASE H&Q
                        ROBERTSON STEPHENS
                                   THOMAS WEISEL PARTNERS LLC
                                             WARBURG DILLON READ LLC

THE DATE OF THIS PROSPECTUS IS             , 2000

  [THIS ILLUSTRATION, CENTERED ON THE PAGE DEPICTS STEPS FOR THE DISCOVERY OF POTENTIAL NEW MEDICINES. AT THE TOP OF THE ILLUSTRATION A PROCESS THAT STARTS WITH A BOX LABELED "DISEASE TARGET IDENTIFICATION AND VALIDATION" ON THE LEFT
  WITH AN ARROW POINTING TO THE BOX LABELED, "ASSAY DEVELOPMENT OF TARGET FOR AUTOMATED SCREENING" WITH AN ARROW COMING OUT AND POINTING TO A BOX LABELED,
     "THE SCREENING OF COMPOUNDS TO MODULATE TARGETS." IN THE BOTTOM OF THE ILLUSTRATION, A SERIES OF LABELED BOXES WITH THE TITLES OF TECHNOLOGIES WRITTEN
   IN EACH BOX ARE ILLUSTRATED. IN THE MIDDLE OF THE ILLUSTRATION A NUMBER OF ARROWS POINTED FROM THE BOXES AT THE BOTTOM AT THE BOTTOM OF THE PAGE TO THE
   MIDDLE BOX LABELED "ASSAY DEVELOPMENT OF TARGET FOR AUTOMATED SCREENING,"
    DEPICTING HOW EACH OF THOSE TECHNOLOGIES CONTRIBUTES TO THIS STEP IN THE
                     DISCOVERY OF POTENTIAL NEW MEDICINES.]

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" Section, the financial statements and the notes to those statements and the documents incorporated by reference in this prospectus.

                         AURORA BIOSCIENCES CORPORATION

     We design, develop and commercialize advanced drug discovery technologies, services and instrumentation to accelerate the discovery of new medicines. We are developing a proprietary biology and high technology platform comprised of genomic, assay and automated system technologies. We are launching a proprietary large-scale biology program to identify proteins involved in disease, or targets, rapidly incorporate these targets into tests that measure activity in targets, or assays, and then rapidly screen hundreds of thousands of compounds against these assays to identify compounds that act upon these targets. Our ultra-high throughput screening system, known as the UHTSS, is designed to screen over one hundred thousand compounds per day against targets. We believe our technologies have been commercially validated by over fifteen major pharmaceutical and biotechnology companies in the form of commercialization agreements for discovery services, licenses or instrumentation.

     We believe our technologies will enable us and our customers to take advantage of recent advances in genomics and chemistry that have the potential to alter fundamentally human medicine. Recent developments in the study of the human genome have increased the focus on identifying targets to be used in assays for the discovery of potential new medicines. It has been estimated that the human genome contains at least 140,000 genes, of which approximately 10,000 may be important pharmaceutical targets in the treatment of diseases. We believe that identifying the function of these genes is a key step in the discovery of new medicines. However, an understanding of the function of each gene and its role in disease may take many years of research using conventional methods.

     Our assay development technologies can rapidly convert targets identified through genomics into assays. We are able to incorporate targets from many target classes into living human cells without the assay development delays associated with conventional methods, Our technology also permits us to tag genes in the genome inside of living human cells. Through this method we can identify cells containing disease-related genes in less than one day in most cases. The same technology also permits rapid assay development based on those cells for testing against large numbers of compounds that alter the activity of those genes. These technologies, combined with our existing and future automated screening capabilities, will help us achieve our goal of offering gene-to-lead discovery programs in a broad range of different therapeutic areas.

OUR TECHNOLOGY, PRODUCTS AND SERVICES

     The principal components of our integrated proprietary technology platform are our genomics, assay and automated system technologies. Our technology platform provides an advanced way to identify commercially useful targets, enable rapid assay development and rapidly test compounds for use as potential new medicines that act upon those targets. Thus, our technology is designed to address the most significant new bottlenecks in the drug discovery process.

     We continue to develop and commercialize technologies that allow us to provide genomics, assay development, and screening services and products:

     - GeneBlazer(TM)Technology. Our patented GeneBlazer technology allows the rapid development of assays to test targets. Using GeneBlazer, we have developed over 50 assays to address several therapeutic areas.

     - GenomeScreen(TM)Technology. Our patented Genome Screen system enables the identification of targets by scanning the genome of living human cells and rapid assay development in living cells.

     - VIPR(TM)Technology. Our patented voltage ion probe reader, VIPR, technology enables the rapid development of assays and the screening of ion channel targets. Ion channels, or channels for molecules to enter and exit cells, are a family of genes targeted for major diseases.

     - Fluorescent Protein Technology. Our fluorescent protein technology allows the monitoring of cellular processes and target activity using fluorescent proteins.

     - UHTSS. Our patented ultra-high throughput screening system, or UHTSS, is a suite of instruments and software designed to enable rapid processing and testing of large numbers of compounds in small volumes in an automated fashion.

     - AMCS. The automated master compound store, or AMCS, is a large-scale automated, compound inventory system for the storage of compounds in various formats under controlled environmental conditions.

OUR STRATEGY

     Our goal is to be the leader in exploiting information derived from the human genome for the discovery of potential new medicines. The key elements of our strategy include the application of our expertise in biology, chemistry, instrumentation and software in order to:

     - launch a large scale biology program;

     - provide innovative drug discovery services;

     - expand informatics tools and databases;

     - expand our intellectual property licensing program;

     - support and enhance the UHTSS and AMCS; and

     - maintain technology leadership.

     We have commercial agreements with a number of the world's largest pharmaceutical and biotechnology companies, including: American Home Products, Becton Dickinson, Bristol-Myers Squibb Company, Eli Lilly and Company, F. Hoffman-LaRoche, Genentech, Inc., Glaxo Wellcome plc, Merck & Co., Inc., Pfizer, Inc., Pharmacia & Upjohn Company, and Warner Lambert Company.

     Our executive offices are located at 11010 Torreyana Road, San Diego, California 92121, and our telephone number is (858) 404-6600. Our website is located at http://www.aurorabio.com. Information contained on our website is not a part of this prospectus.

                                  THE OFFERING

Common stock offered by Aurora..................   3,000,000 shares

Common stock offered by a stockholder...........   100,000 shares

Common stock to be outstanding after this
offering........................................   22,633,183 shares

Use of proceeds.................................   To fund research and
                                                   development and to provide
                                                   working capital for general
                                                   corporate purposes, including
                                                   possible acquisitions. See
                                                   "Use of Proceeds."

Nasdaq National Market symbol...................   ABSC

     The number of shares of our common stock that will be outstanding after this offering is based on the number outstanding on March 1, 2000. It excludes an aggregate of 5,620,307 shares, as follows:

     - 5,025,274 shares reserved for issuance pursuant to our 1996 Stock Plan, as amended and restated, including 3,155,433 shares subject to outstanding options at a weighted-average exercise price of $8.32 per share;

     - 199,251 shares reserved for issuance pursuant to our Non-Employee Directors' Stock Option Plan, including 67,250 shares subject to outstanding options at a weighted-average exercise price of $6.53 per share;

     - 391,782 shares reserved for issuance under our Employee Stock Purchase Plan; and

     - 4,000 shares reserved for issuance outside of our stock plans.

     Unless otherwise indicated, information in this prospectus assumes no exercise of the underwriters' over-allotment option to purchase up to 465,000 shares of our common stock.

                           OUR SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     YEARS ENDED DECEMBER 31,
                                             -----------------------------------------
                                              1996       1997        1998       1999
                                             -------    -------    --------    -------
STATEMENT OF OPERATIONS DATA:
Revenue....................................  $ 2,217    $14,908    $ 26,538    $50,324
Operating expenses:
  Cost of revenue..........................       --      6,983      23,777     27,779
  Research and development.................    4,396      5,406      17,146     11,593
  Selling, general and administrative......    1,275      3,679       6,068     11,535
                                             -------    -------    --------    -------
     Total operating expenses..............    5,671     16,068      46,991     50,907
                                             -------    -------    --------    -------
Loss from operations.......................   (3,454)    (1,160)    (20,453)      (583)
Interest income............................      580      1,793       2,445      1,543
Interest expense...........................      (59)      (346)       (645)      (691)
                                             -------    -------    --------    -------
Income (loss) before income taxes..........   (2,933)       287     (18,653)       269
Income taxes...............................       --        (20)         --       (117)
                                             -------    -------    --------    -------
Net income (loss)..........................  $(2,933)   $   267    $(18,653)   $   152
                                             =======    =======    ========    =======
Basic income (loss) per share..............  $ (3.86)   $  0.03    $  (1.14)   $  0.01
                                             =======    =======    ========    =======
Diluted income (loss) per share............  $ (3.86)   $  0.02    $  (1.14)   $  0.01
                                             =======    =======    ========    =======
Shares used in computing:
  Basic income (loss) per share............      760      8,970      16,312     16,967
                                             =======    =======    ========    =======
  Diluted income (loss) per share..........      760     15,423      16,312     18,241
                                             =======    =======    ========    =======

                                                                DECEMBER 31, 1999
                                                       -----------------------------------
                                                                    PRO       PRO FORMA AS
                                                       ACTUAL      FORMA        ADJUSTED
                                                       -------    --------    ------------
BALANCE SHEET DATA:
Cash, cash equivalents and investments.............    $36,618    $107,518      $314,863
Working capital....................................     25,812      96,712       304,057
Total assets.......................................     63,862     134,762       342,107
Capital lease and loan obligations, net of current
  portion..........................................      4,343       4,343         4,343
Total stockholders' equity.........................     40,314     111,214       318,559

     Pro forma information gives effect to the sale of 1,800,000 shares of our common stock in a private placement completed in February 2000 with net proceeds of approximately $70.9 million. The pro forma as adjusted balance sheet data above additionally reflects the receipt of net proceeds of approximately $207.3 million from the sale of the 3,000,000 shares of common stock we are offering in this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in this prospectus, before deciding whether to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE MAY NOT BE ABLE TO COMMERCIALIZE SUCCESSFULLY OUR NEW TECHNOLOGIES OR PRODUCTS, WHICH COULD CAUSE US TO BE UNPROFITABLE OR LEAD TO LOSS OF BUSINESS.

     You should evaluate our business in light of the uncertainties and complexities affecting a growing technology company. Our proprietary technologies and products are new and in development. In particular, our UHTSS, our AMCS, and our methods of assay development and screening targets incorporate new and unproven approaches to the discovery of potential medicines. For example:

     - our fluorescent assay technologies and instruments have only recently begun to be used in the drug discovery process and to our knowledge have never been used in the discovery of any medicine that has been commercialized;

     - our UHTSS and AMCS technologies have yet to, and may never, be implemented as fully operational systems;

     - our UHTSS and AMCS will require significant additional investment and development prior to commencement of full-scale commercial operation, including software integration with complex instrumentation and testing to validate performance; and

     - some of the instrumentation and software expected to comprise our UHTSS and AMCS have not yet been used in commercial applications.

     Many of these technologies have not been validated or developed at levels necessary to screen small volumes, and we cannot assure you that UHTSS and AMCS technologies will achieve expected performance levels at these scales. If we are unable to commercialize successfully the UHTSS or AMCS or if we are unable to commercialize successfully our screening methods, we may not be able to achieve our business objectives or build a sustainable or profitable business.

IF WE DO NOT TIMELY AND SUCCESSFULLY COMPLETE THE DEVELOPMENT OF OUR UHTSS OR AMCS, OUR RELATIONSHIPS WITH OUR CUSTOMERS COULD BE HARMED, WE COULD BE SUBJECT TO CONTRACTUAL DISPUTES AND WE COULD BE REQUIRED TO PAY FINANCIAL PENALTIES TO OUR CUSTOMERS.

     Complex instrumentation systems that appear to be promising at early stages of development may not become fully operational for a number of reasons. These systems may:

     - be found ineffective;

     - be impossible or uneconomical to produce;

     - fail to achieve expected performance levels or industry acceptance; or

     - be precluded from commercialization by the proprietary rights of third parties.

     The complexity of both the UHTSS and AMCS has led to unexpected delays in their development that could lead to financial penalties and contractual disputes regarding the delivery and acceptance of these instruments by our customers. The successful implementation and operation of the UHTSS and AMCS will be a complex process requiring integration and coordination of a number of factors, including integration of and successful interface between complex advanced robotics, microfluidics, automated storage and retrieval systems and software and information systems. We may not be able to successfully integrate or implement all of the instrumentation needed for the UHTSS and AMCS. In addition, because we are also dependent in part on the performance of our customers and suppliers in order to deliver these platforms, our ability to timely deliver these platforms may be outside of our control.

     Some of our agreements with our customers provide for penalties to be paid by us if we do not meet development schedules contained in the agreements. Our agreement with Bristol-Myers provides for penalty payments up to a maximum of $1,000,000 if we fail to deliver the completed UHTSS by a specified time. In addition, Bristol-Myers may be able to withdraw from further development of the UHTSS without additional payment. Our agreement with Warner Lambert provides for penalty payments up to a maximum of $888,300 if we fail to deliver the completed AMCS according to a specified development schedule.

     We are currently behind schedule in the delivery and integration of Module 3, the software component of the UHTSS, under our agreement with Bristol-Myers and the delivery of the AMCS under our agreement with Warner Lambert. We currently expect to complete delivery and integration of Module 3 and delivery of the AMCS in the second half of 2000. Although we are currently negotiating with Bristol-Myers and Warner Lambert to modify the development schedules contained in those agreements, we are currently in the penalty phase under the Warner Lambert agreement. If we are unable to renegotiate the development schedules in these agreements, we could be required to pay penalties or enter into contractual disputes which could have a material adverse effect on our business, financial condition or results of operations.

EVEN IF WE SUCCESSFULLY COMPLETE THE DEVELOPMENT OF OUR UHTSS AND AMCS, OTHER LIMITATIONS OR DEFECTS MAY EMERGE LATER THAT COULD LIMIT THEIR UTILITY AND REDUCE OUR FUTURE ABILITY TO GENERATE REVENUES.

     As the UHTSS and AMCS are individually developed, integrated and used, it is possible that previously unanticipated limitations or defects may emerge. In addition, operators using the system may require substantial new technical skills and training. Unforeseen complications may arise in the development, delivery and operation of the UHTSS and AMCS that could materially delay or limit their use by us and our customers, substantially increase the anticipated cost of development of the systems, result in our breach of contractual obligations to our customers and others, or render the systems unable to perform at the quality and capacity levels required for success. We may not be able to successfully complete the development of the UHTSS and AMCS and achieve anticipated throughputs, gain industry acceptance of our approach to the identification of lead compounds or develop a sustainable profitable business. Any complications or delays could subject us to contractual disputes or litigation, limit our ability to use the UHTSS and AMCS for research and development as currently expected, reduce our future expected revenues from these instruments and have other material adverse effects on our business, financial condition or results of operations.

WE DEPEND ON COMMERCIAL RELATIONSHIPS WITH OTHER COMPANIES, AND OUR FAILURE TO SUCCESSFULLY MANAGE OUR EXISTING AND FUTURE RELATIONSHIPS COULD PREVENT US FROM COMMERCIALIZING MANY OF OUR PRODUCTS AND SUSTAINING PROFITABILITY OR REVENUE GROWTH.

     We have collaborative agreements with Bristol-Myers, Eli Lilly, Warner Lambert, Merck, and Pfizer to license our fluorescence assay technologies for their internal discovery research and to provide services on assay development. With the exception of Eli Lilly, these companies also participate in the co-development of the UHTSS for installation in their own facilities. In addition, we have developed or are developing assays for and/or implemented or implementing screening programs for Pharmacia & Upjohn, Inc., F.Hoffmann-LaRoche Ltd., American Home Products, Glaxo Wellcome, Roche Bioscience, Becton Dickinson, Allelix Biopharmaceuticals, Inc., Cystic Fibrosis Foundation, and Cytovia, Inc. Under these agreements, we have limited or no control over the resources that any collaborator may devote to our products or programs and we cannot assure you that our collaborators will continue to devote the same resources to our collaboration in the future. Our agreements generally may be terminated by the collaborator without cause upon short notice and in many cases without payment to us, which would result in our loss of anticipated revenue. In addition we cannot assure you that our collaborators will perform their obligations as expected or that we will derive any additional revenue from these agreements. Our present or future commercial relationships could be harmed if:

     - we do not deliver our services or systems when contractually specified;

     - we do not achieve our research and development objectives under our collaborative agreements;

     - we develop products and processes or enter into additional collaborative agreements that could conflict with the business objectives of our existing collaborative partners;

     - we disagree with our collaborative partners as to rights to intellectual property we develop;

     - we are unable to manage multiple simultaneous collaborative relationships;

     - our collaborative partners become competitors of ours or enter into agreements with our competitors;

     - consolidation in our target markets limits the number of potential collaborative partners; or

     - we are unable to negotiate additional agreements having terms satisfactory to us.

     Termination of our existing or future collaboration agreements, or the failure to enter into a sufficient number of additional collaborative agreements on favorable terms, could have a material adverse effect on our business, financial condition or results of operations.

WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE.

     We earned small profits in 1997 and 1999 but had an accumulated deficit of $21.6 million as of December 31, 1999. Our ability to sustain profitability will depend in part on our ability to:

     - successfully complete our UHTSS and AMCS on a timely basis;

     - successfully commercialize drug discovery services to pharmaceutical and biotechnology companies; and

     - gain industry acceptance of our systems, services and technologies.

     We expect to spend significant amounts of money to fund the expansion of our operations and the continued development of our products, systems and fluorescence assay and genomics technologies. As a result, we expect that our operating expenses will increase in the near term and, consequently, we will need to generate additional revenue to sustain profitability. Future revenue is uncertain because our ability to generate revenue will depend upon our ability to enter into new collaborative, service and license agreements, and to meet research, development and commercialization objectives under new and existing agreements. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

OUR BUSINESS MODEL IS NEW, WHICH MAY DISCOURAGE THIRD PARTIES FROM USING OUR TECHNOLOGIES AND SERVICES.

     We intend to use our UHTSS and fluorescence assay technologies to rapidly identify for ourselves and our collaborators as many therapeutically relevant targets and compounds with as much commercial potential as possible. Historically, pharmaceutical and biotechnology companies have conducted molecular target screening and lead compound identification within their own internal research departments because of the highly proprietary nature of these discovery activities, due to the importance of these activities to drug discovery and development efforts and the desire to obtain maximum patent and other proprietary protection on the results of their programs. Pharmaceutical and biotechnology companies may choose not to outsource their drug discovery services needs to us. Our ability to succeed will be dependent, in part, upon the willingness of multiple pharmaceutical and biotechnology companies to accept our business model and to use our systems, services and technologies as a tool in the discovery and development of compounds with commercial potential.

     Because of the potential overlap of compounds and targets provided to us by our collaborators, conflicts may arise among collaborators as to rights to particular products developed as a result of being identified through the use of our technologies. Our failure to successfully manage existing and future collaborator relationships, maintain confidentiality among such relationships or prevent the occurrence of such conflicts could lead to disputes that result in, among other things, a significant strain on management resources, legal claims involving significant time and expense and loss of reputation, a loss of capital or a loss of collaborators, any of which could have a material adverse effect on our business, financial condition or results of operations.

WE MAY EXPEND SUBSTANTIAL FUNDS AND MANAGEMENT EFFORT TO PURSUE ADDITIONAL COLLABORATIVE ARRANGEMENTS WITH NO ASSURANCE OF SUCCESSFULLY SELLING OUR PRODUCTS OR SERVICES OR ENTERING INTO A COLLABORATIVE AGREEMENT.

     Our ability to enter into agreements with additional collaborators or to expand our agreements with existing collaborators depends in part upon our ability to convince potential collaborators that our technologies can help accelerate drug discovery efforts. This may require substantial time and effort on our part to educate potential collaborators and other users of our services and technologies on the efficiencies and potential benefits presented by our services and technologies. In addition, many of the collaborations involve the negotiation of customized terms regarding licensing, scope of agreement and types of services required. We cannot assure you that the expenditure of substantial funds and management effort to pursue collaborative opportunities will result in a collaboration yielding significant revenues to us.

OUR CURRENT AND POTENTIAL CUSTOMERS ARE PRIMARILY FROM, AND ARE SUBJECT TO RISKS FACED BY, THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES.

     We derive a substantial portion of our revenue from fees paid by pharmaceutical companies and larger biotechnology companies for our products and services. We expect that pharmaceutical companies and larger biotechnology companies will be our primary source of revenues for the foreseeable future. As a result, we are, and we expect to be, subject to risks and uncertainties that affect the pharmaceutical and biotechnology industries and to possible reduction and delays in research and development expenditures by companies in these industries. Our future revenues may also be adversely affected by mergers and consolidation in the pharmaceutical and biotechnology industries, which will reduce the number of our potential customers.

COMPETITION IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY RESULT IN COMPETING PRODUCTS AND TECHNOLOGIES THAT MAKE OUR PRODUCTS AND TECHNOLOGIES OBSOLETE.

     The pharmaceutical and biotechnology industry is characterized by rapid technological change. Competition is intense among pharmaceutical and biotechnology industries that attempt to identify compounds for development or support drug discovery efforts. Because we provide many types of technology, and the UHTSS instrumentation is designed to integrate different technologies, we compete in many areas, including instrumentation, software, assay development, high throughput screening and genomics. We compete with instrumentation and screening companies, the research departments of pharmaceutical and biotechnology companies and other commercial enterprises, as well as numerous academic and research institutions. Another technology provider may develop a product to compete with the UHTSS or AMCS or our fluorescence assay technology. Pharmaceutical, biotechnology and instrumentation companies that currently compete with us may merge or enter into alliances with other companies and become substantial multi-point competitors. Our collaborators or potential collaborators may assemble their own ultra-high throughput screening systems by purchasing components or contracting for services from competitors. Genomics and combinatorial chemistry companies may also expand their business to include compound screening or screen development. Many of these pharmaceutical and biotechnology companies, which represent the greatest potential market for our systems, services and technologies, have developed or are developing internal programs and other methodologies to improve productivity, including major investments in robotics technology to permit the automated screening of compounds. Our technological approaches, in particular the UHTSS, AMCS and our fluorescence assay technology, may be rendered obsolete or uneconomical by advances in existing technological approaches or the development of different approaches by our current or future competitors.

WE MAY NEED TO INITIATE LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS OR OTHER PROPRIETARY RIGHTS, WHICH WOULD BE EXPENSIVE AND, IF WE LOSE, MAY CAUSE US TO LOSE SOME OF OUR INTELLECTUAL PROPERTY RIGHTS, WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET AND MAY CAUSE OUR STOCK PRICE TO DECLINE.

     We rely on patents to protect a large part of our intellectual property and our competitive position. Our patents, which have been or may be issued, may not afford meaningful protection for our technology and products. Our competitors may develop products and technologies similar to ours that do not conflict with our patents. In order to protect or enforce our patent rights, we may initiate patent litigation or proceedings against third parties, such as infringement suits or interference proceedings. Future lawsuits or proceedings could be expensive, take significant time, and could divert management's attention from other business concerns. They would put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. We may also provoke these third parties to assert claims against us. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. We cannot assure you that we will prevail in any of these suits or that the damages or other remedies awarded to us, if any, will be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or others perceive any of these results to be negative, it could cause our stock price to decline.

IF WE ENGAGE IN ANY MERGER OR ACQUISITION TRANSACTIONS, WE WILL INCUR A VARIETY OF COSTS AND MAY POTENTIALLY FACE OTHER RISKS THAT COULD ADVERSELY AFFECT OUR BUSINESS OPERATIONS.

     If appropriate opportunities become available, we may consider acquiring businesses, technologies or products that we believe are a strategic fit with our business. We currently have no commitments or agreements with respect to any material acquisitions. If we do pursue an acquisition strategy, we could:

     - issue equity securities which could dilute current stockholders' percentage ownership;

     - incur substantial debt;

     - incur substantial distraction from our current business objectives; or

     - assume contingent liabilities.

     We may not be able to integrate successfully any businesses, products, technologies or personnel that we might acquire in the future without a significant expenditure of operating, financial and management resources, if at all. In addition, future acquisitions might negatively impact our business relations with our collaborators. Further, recent proposed accounting changes could result in a negative impact on our net income (loss) or results of operations from amortization of goodwill and/or other intangible assets related to any acquisition. Any of these adverse consequences could harm our business.

BECAUSE OUR PRODUCTS AND SERVICES CURRENTLY DEPEND ON COMPONENTS AND TECHNOLOGIES LICENSED FROM THIRD PARTIES, A BREACH BY US OF ANY OF THE TERMS OF THESE LICENSES, OR SHOULD ANY OF OUR LICENSORS LOSE THEIR RIGHTS UNDERLYING ANY OF OUR LICENSES, IT COULD RESULT IN OUR LOSS OF ACCESS TO THESE COMPONENTS AND TECHNOLOGIES AND COULD DELAY OR SUSPEND SEVERAL OF OUR RESEARCH AND DEVELOPMENT PLANS.

     Some aspects of our technology and products have been licensed from third parties. If we fail to maintain the right to use these components it could seriously harm our business, financial condition and results of operation. In particular, we are dependent, in part, on the patent rights licensed from third parties with respect to our fluorescence assay and screening technologies.

     Patent applications filed by us or our licensors may not result in patents being issued with respect to intellectual property we have licensed, claims of those patents may not offer sufficient protection, and any patents licensed by us may be challenged, narrowed, invalidated, or circumvented. We may also be subject to legal proceedings that result in the revocation of patent rights previously licensed to us, as a result of which we may be required to obtain licenses from others to continue to develop, test or commercialize our systems, services or technologies. We may not be able to obtain such licenses on acceptable terms, if at all, which would result in delays or a suspension of several of our research, development or commercialization plans.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING ON OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS.

     We may be sued for infringing on the patent rights of others. We may have to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's proprietary rights. Because we produce many different technologies, there is the potential for patent infringement suits by a wide-range of companies that control patents for assay technologies, genomic technologies, software and instrumentation. The drug discovery industry, including screening technology companies, has a history of patent litigation and will likely continue to have patent litigation suits concerning drug discovery technologies. A number of patents have issued and may issue on certain fluorescence technologies, targets or their use in screening assays that could prevent us and our collaborators from developing assays using such technologies or targets, or relate to certain other aspects of technology that we use or expect to use. From time to time we receive invitations from third parties to license patents owned or controlled by third parties. We evaluate these requests and attempt to obtain licenses if they are compatible with our business objectives. We may not be able to obtain any licenses on acceptable terms, if at all. Our inability to obtain or maintain patent protection or necessary licenses could have a material adverse effect on our business, financial condition or results of operations.

OTHER METHODS OF PROTECTING OUR TRADE SECRETS AND OTHER INTELLECTUAL PROPERTY, INCLUDING CONFIDENTIALITY AGREEMENTS WITH EMPLOYEES AND OTHERS, MAY NOT ADEQUATELY PREVENT DISCLOSURE OF PROPRIETARY INFORMATION.

     In addition to patent protection, we rely on a combination of copyright and trademark laws, trade secrets, know-how, and other contractual provisions and technical measures to protect our intellectual property rights. In an effort to maintain the confidentiality and ownership of trade secrets and proprietary information, we require employees, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us. These measures may not provide meaningful protection for our trade secrets or other confidential information and technology. If these measures do not protect our rights, third parties could use our technology, and our ability to compete in our markets would be harmed. In the event of unauthorized use or disclosure of our confidential and proprietary information, we may not have adequate remedies. Despite our efforts, third parties may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain and maintain trade secret protection could adversely affect our competitive position.

OUR STOCK PRICE MAY BE PARTICULARLY VOLATILE BECAUSE OF THE INDUSTRY IN WHICH WE OPERATE.

     The market prices for securities of comparable technology companies, particularly life science companies, have been highly volatile and the market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of particular companies. Factors that could have a significant impact on the market price of our common stock include:

     - announcements of technological innovations or new commercial products by us or its competitors;

     - disputes or other developments concerning proprietary rights, including patents and litigation matters and the ability to patent genes and targets;

     - publicity regarding actual or potential results with respect to systems, services or technologies under development by us, our collaborative partners or our competitors;

     - regulatory developments in both the United States and foreign countries;

     - public concern as to the efficacy of new technologies;

     - general market conditions; and

     - quarterly fluctuations in our revenue and financial results.

In particular, the realization of any of the risks described in these "Risk Factors" could have a dramatic and materially adverse impact on the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against those companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which could materially affect our business, financial condition or results of operations.

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE.

     Our quarterly operating results have fluctuated in the past and are likely to do so in the future as a result of many factors, many of which are out of our control. For example, our revenues have varied dramatically as a result of the timing of fees we obtain under our various collaborative, technology licensing and services agreements, as these payments are frequently comparatively large and are recognized unevenly over time. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. Some of the factors that could cause our operating results to fluctuate include:

     - termination of collaborative agreements;

     - our ability to enter into new agreements with collaborative partners or technology licensees;

     - our ability to complete delivery requirements under existing collaborative agreements;

     - our acquisition of complementary businesses or technologies; and

     - general and industry specific economic conditions, which may affect our customers' research and development expenditures.

     If revenue declines in a quarter, whether due to a delay in recognizing expected revenue or otherwise, our earnings will decline because many of our expenses are relatively fixed.

IF OUR CONTRACTORS AND VENDORS FAIL TO PROVIDE US WITH ESSENTIAL COMPONENTS THAT WE NEED TO CONTINUE RESEARCH AND DEVELOPMENT, WE WOULD EXPERIENCE DELAYS AND ADDITIONAL EXPENSES.

     We rely on a limited number of contractors, suppliers and vendors for the development, manufacture and supply of certain components in the areas of informatics, robotics, automated storage and retrieval, liquid handling systems, microfluidics and detection devices. Although we believe that alternative sources for these components are available, any interruption in the development, manufacture or supply of a single-sourced component could have a material adverse effect on our ability to develop the UHTSS or other systems until a new source of supply is qualified. Any delay due to an interruption of this type could subject us to penalties for delays in delivery of the UHTSS and, as a result, could have a material adverse effect on our business, financial condition or results of operations. In addition, our current or future technology suppliers may not meet our requirements for quality, quantity or timeliness. If any of our current or future technology suppliers fails to deliver components, including mechanical components of the UHTSS or AMCS, that meet required specifications in a timely manner, or at all, it could significantly affect our ability to meet our contractual obligations to our UHTSS syndicate members and expose us to significant potential liabilities.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL AS NECESSARY, IT COULD HARM OUR RESEARCH AND DEVELOPMENT EFFORTS AND WOULD IMPAIR OUR ABILITY TO COMPETE.

     Our success depends to a significant degree upon the continued contributions of our board of directors, executive officers, management and staff. If we lose the services of one or more of these people, we may be unable to achieve our business objectives, meet our commitments under existing agreements and our stock price could decline. We may not be able to attract or retain qualified employees or board members in the future due to intense competition for qualified personnel among biotechnology and other technology-based businesses, particularly in the San Diego area. If we are unable to attract and retain the necessary personnel to accomplish our business objectives, we may experience resource constraints that will adversely affect our ability to meet the demands of our collaborative partners in a timely fashion or to support our ability to attract and retain highly skilled scientists, including individuals holding doctoral degrees in the basic sciences and engineers. All of our employees are at-will employees, which means that either we or an employee may terminate an employment relationship at any time.

WE MAY ENCOUNTER DIFFICULTIES MANAGING OUR GROWTH, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Our success will depend on our ability to expand and manage our operations and facilities. To be cost-effective and timely in the development and installation of our systems, services and technologies, we must coordinate the integration of multiple technologies in complex systems, both internally and for our collaborators. We may not be able to manage our growth, to meet the staffing requirements of additional collaborative relationships or successfully assimilate and train new employees. If we continue to grow, our existing management skills and systems may not be adequate and we may not be able to manage any additional growth effectively. If we fail to achieve any of these goals, there could be a material adverse effect on our business, financial condition or results of operations.

WE MAY BE UNABLE TO OBTAIN ADDITIONAL CAPITAL REQUIRED TO FUND OUR OPERATIONS, OR WE MAY NEED TO ENTER INTO FINANCING ARRANGEMENTS WITH UNFAVORABLE TERMS WHICH COULD ADVERSELY AFFECT YOUR OWNERSHIP INTEREST AND RIGHTS AS COMPARED TO OTHER STOCKHOLDERS.

     We may be required to raise additional capital over a period of several years in order to expand our operations or acquire new technology. We may raise this additional capital through additional public or private equity financings, borrowings and other available sources. Our business or operations may change in a manner that would consume available resources more rapidly than anticipated, or substantial additional funding may be required before we can sustain profitable operations. If additional financing is required to operate our business, we cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop products or technologies or otherwise respond to competitive pressures could be significantly limited.

     If we raise additional funds through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution or such equity securities may provide for rights, preferences or privileges senior to those of the holders of our common stock. If we raise additional funds through the issuance of debt securities, the debt securities would have rights, preferences and privileges senior to holders of common stock and the terms of that debt could impose restrictions on our operations.

OUR TECHNOLOGIES AND PRODUCTS MAY NOT RESULT IN THE DISCOVERY AND
COMMERCIALIZATION OF DRUG PRODUCTS AND WE MAY NOT GENERATE REVENUES FROM MILESTONES OR ROYALTIES IN THE FUTURE.

     Many of our agreements with collaborators and technology licensees provide that we may receive milestone payments or royalties based on future sales of drug products discovered through the use of our services, technologies and products. Use of our services, technologies or products may not result in the discovery of potential drug candidates that will be safe or effective. If our services, technologies and products assist in the development of commercialized pharmaceutical products, milestone payments and royalties would be generated only after:

     - lengthy and costly pre-clinical and clinical development efforts;

     - the receipt of necessary regulatory approvals, including approvals by the FDA and equivalent foreign authorities; and

     - the integration of manufacturing capabilities and successful marketing efforts, all of which must be performed by our collaborators.

     We do not currently intend to perform any of these activities. We cannot assure you that our collaborators will decide to develop or commercialize potential drug candidates identified through the use of our technologies. Development and commercialization of potential drug candidates depend not only on the achievement of research objectives by us and our collaborators, but also on each collaborator's own financial, competitive, marketing and strategic considerations, all of which are outside our control. If commercialization of lead compounds is successful, disputes may arise over payments to us. We do not expect to receive royalties or other revenues from commercial sales of products based upon any compound identified using our technologies for at least several years, if at all.

DRUG PRODUCTS DEVELOPED AND COMMERCIALIZED BY OUR COLLABORATIVE PARTNERS WILL LIKELY REQUIRE REGULATORY APPROVALS, WHICH MAY REDUCE OUR POTENTIAL REVENUES FROM MILESTONES OR ROYALTIES.

     If a collaborator successfully identifies a drug product for development and commercialization, it will likely be subject to extensive government regulation. Regulation by the FDA and other governmental entities in the United States and other countries will be a significant factor in the production and marketing of any pharmaceutical products that may be developed by a collaborator. We do not currently plan to develop our own pharmaceutical products. Pharmaceutical products developed by our collaborators will require lengthy and costly pre-clinical and clinical trials and regulatory approval by governmental agencies prior to commercialization. Approvals may not be granted despite the substantial time and resources required to obtain approvals and comply with appropriate statutes and regulations. Delays in obtaining regulatory approvals would adversely affect the marketing of any drugs developed by our collaborators, diminish any competitive advantages that our collaborators may attain and therefore adversely affect our ability to receive royalties or milestone payments.

FUTURE SALES OF OUR COMMON STOCK BY EXISTING STOCKHOLDERS OR BY US COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that sales could occur could cause the market price of our common stock to drop. Likewise, additional equity financings or other share issuances by us could adversely affect the market price of our common stock.

WE MAY BE SUED FOR PRODUCT LIABILITY.

     We may be held liable if any product we develop, or any product which is made with the use of any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Although we currently maintain product liability insurance, we may not have sufficient insurance coverage against potential liabilities and we may not be able to obtain sufficient coverage at a reasonable cost. Furthermore, product liability insurance is becoming increasingly expensive. As a result, we may not be able to maintain current amounts of insurance coverage, obtain additional insurance, or obtain insurance at a reasonable cost, which could prevent or inhibit the our commercialization of products or technologies. If we are sued for any injury caused by our technology or products, our liability could exceed our total assets.

OUR ACTIVITIES INVOLVE THE USE OF HAZARDOUS MATERIALS, WHICH SUBJECT US TO REGULATION, RELATED COSTS AND DELAYS AND POTENTIAL LIABILITIES.

     Our business involves the controlled storage, use and disposal of hazardous materials, including chemical, biological and radioactive materials. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs or impairment of our research, development or production efforts in order to comply with current or future environmental laws and regulations.

WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY, EVEN IF THE ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Provisions of our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions could discourage potential take-over attempts and could adversely affect the market price for our common stock. Because of these provisions, you may not be able to receive a premium on your investment.

WE HAVE BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING, AND OUR INVESTMENT OF THESE PROCEEDS MAY NOT YIELD A FAVORABLE RETURN.

     Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. Pending any such uses, we plan to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other "forward-looking" information within the meaning of Section 27A of the Securities Act. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives and/or assumptions of future events of performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as "we believe," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "intends," "plans," "projection," and "outlook" or the negative of those terms or similar terms.

     These forward-looking statements involve a number of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in:

     - our most recent Annual Report on Form 10-K,

     - the risk factors contained in this prospectus under the caption "Risk Factors," and

     - our other filings with the Securities and Exchange Commission.

     Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the 3,000,000 shares of common stock offered by us are estimated to be $207.3 million, assuming a public offering price of $72.88 per share and after deducting the estimated underwriting discounts and commissions and our offering expenses. If the underwriters' over-allotment option is exercised in full, our net proceeds are estimated to be $239.6 million.

     We intend to use the net proceeds from this offering primarily to fund our research and development activities and for general corporate purposes, including working capital. We may also use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies or services that are complementary to our business. We have no present commitments or agreements with respect to any material acquisitions.

     We have not identified any specific uses for the net proceeds from this offering, and we will have discretion over their use and investment. Pending use of the net proceeds, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities. See "Risk
Factors -- We have broad discretion to use the proceeds from this offering, and our investment of these proceeds may not yield a favorable return."

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

                          PRICE RANGE OF COMMON STOCK

     Our common stock began trading on the Nasdaq National Market under the symbol "ABSC" on June 19, 1997. The following table presents high and low sales prices of our common stock, as reported on the Nasdaq National Market, for the periods indicated below:

                                                               HIGH      LOW
                                                              ------    ------
1997
  Second Quarter (beginning June 19, 1997)..................  $12.25    $10.00
  Third Quarter.............................................   15.63      9.38
  Fourth Quarter............................................   15.75     11.00
1998
  First Quarter.............................................   14.38     10.25
  Second Quarter............................................   12.38      5.88
  Third Quarter.............................................    9.25      3.75
  Fourth Quarter............................................    8.00      4.00
1999
  First Quarter.............................................    9.63      6.00
  Second Quarter............................................    7.97      4.88
  Third Quarter.............................................   17.38      6.63
  Fourth Quarter............................................   30.06      9.88
2000
  First Quarter (through March 16, 2000)....................  140.00     21.50

     On March 15, 2000, there were approximately 151 stockholders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth, as of December 31, 1999:

     - our actual capitalization;

     - our capitalization on a pro forma basis to give effect to our sale of 1,800,000 shares of common stock in February 2000 with net proceeds of approximately $70.9 million; and

     - our pro forma capitalization as adjusted to give effect to our receipt of the net proceeds from the sale of 3,000,000 shares of common stock offered by us hereby, after deducting estimated underwriting discounts and commissions and offering expenses.

                                                               DECEMBER 31, 1999
                                                       ----------------------------------
                                                                                PRO FORMA
                                                                                   AS
                                                        ACTUAL     PRO FORMA    ADJUSTED
                                                       --------    ---------    ---------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Capital lease and loan obligations, net of current
  portion............................................  $  4,343    $  4,343     $  4,343
Stockholders' equity:
  Preferred stock, $.001 par value; 7,500,000 shares
     authorized and no shares issued and
     outstanding.....................................        --          --           --
  Common stock, $.001 par value; 50,000,000 shares
     authorized; 17,442,741 shares issued and
     outstanding, actual; 19,242,741 shares issued
     and outstanding, pro forma; and 22,242,741
     shares issued and outstanding, pro forma as
     adjusted........................................        17          19           22
  Additional paid-in capital.........................    62,754     133,652      340,994
  Accumulated other comprehensive loss...............       (48)        (48)         (48)
  Deferred compensation..............................      (830)       (830)        (830)
  Accumulated deficit................................   (21,579)    (21,579)     (21,579)
                                                       --------    --------     --------
     Total stockholders' equity......................    40,314     111,214      318,559
                                                       --------    --------     --------
          Total capitalization.......................  $ 44,657    $115,557     $322,902
                                                       ========    ========     ========

     The outstanding share information in the table above is based on data as of December 31, 1999 and excludes an aggregate of 6,010,749 shares, as follows:

     - 5,386,966 shares reserved for issuance pursuant to our 1996 Stock Plan, as amended and restated, including 3,423,003 shares subject to outstanding options at a weighted-average exercise price of $6.40 per share;

     - 228,001 shares reserved for issuance pursuant to our Non-Employee Directors' Stock Option Plan, including 96,000 shares subject to outstanding options at a weighted-average exercise price of $5.45 per share;

     - 391,782 shares reserved for issuance under our Employee Stock Purchase Plan; and

     - 4,000 shares reserved for issuance outside our stock plans.

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1999 was $110.3 million, or $5.73 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 19,242,741 shares of common stock outstanding as of December 31, 1999, after giving effect to our sale of 1,800,000 shares of common stock in February 2000 with net proceeds of $70.9 million. After giving effect to the receipt of the net proceeds from the sale of 3,000,000 shares of our common stock at an estimated offering price of $72.88 per share and after deducting the estimated underwriting discounts and commissions and offering expenses, our pro forma net tangible book value as of December 31, 1999 would have been approximately $317.7 million, or $14.28 per share. This represents an immediate increase in pro forma net tangible book value of $8.55 per share to existing stockholders and an immediate dilution of $58.60 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Estimated public offering price per share...................             $72.88
  Pro forma net tangible book value per share as of December
     31, 1999...............................................    $5.73
  Increase per share attributable to new investors..........     8.55
                                                                -----
  Pro forma net tangible book value per share after
     offering...............................................              14.28
                                                                         ------
Dilution per share to new investors.........................             $58.60
                                                                         ======

     The following table summarizes, as of December 31, 1999, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering, before deducting underwriting discounts and commissions and the estimated offering expenses:

                                  SHARES PURCHASED      TOTAL CONSIDERATION
                                --------------------   ----------------------   AVERAGE PRICE
                                  NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                ----------   -------   ------------   -------   -------------
Existing stockholders.........  19,242,741     86.5%   $138,094,182     38.7%      $ 7.18
New investors.................   3,000,000     13.5     218,640,000     61.3       $72.88
                                ----------    -----    ------------    -----
  Total.......................  22,242,741    100.0%   $356,734,182    100.0%
                                ==========    =====    ============    =====

     The above discussion and tables assume no exercise of any stock options outstanding as of December 31, 1999. As of December 31, 1999, there were options outstanding to purchase a total of 3,519,003 shares of our common stock with a weighted-average exercise price of $6.38 per share, which decreased to 3,222,683 shares at a weighted-average exercise price of $8.29 per share as of March 1, 2000, primarily as a result of the exercise of options. If any of these options are exercised, there will be further dilution to new public investors.

                            SELECTED FINANCIAL DATA

     The following selected financial data with respect to our statements of operations for each of the three years in the period ended December 31, 1999, and with respect to the balance sheets at December 31, 1998 and 1999, are derived from the audited financial statements that have been examined by Ernst & Young LLP, independent auditors, which are incorporated by reference in this prospectus and are qualified by reference to such financial statements. The statement of operations data for the period from May 8, 1995 (inception) to December 31, 1995 and the year ended December 31, 1996, and the balance sheet data at December 31, 1995, 1996 and 1997, are derived from audited financial statements not included or incorporated by reference in this prospectus. The data set forth below should be read in conjunction with the financial statements and related notes which are incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                   PERIOD FROM
                                   MAY 8, 1995
                                  (INCEPTION) TO            YEARS ENDED DECEMBER 31,
                                   DECEMBER 31,     -----------------------------------------
                                       1995          1996       1997        1998       1999
                                  --------------    -------    -------    --------    -------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenue.........................    $       --      $ 2,217    $14,908    $ 26,538    $50,324
Operating expenses:
  Cost of revenue...............            --           --      6,983      23,777     27,779
  Research and development......           366        4,396      5,406      17,146     11,593
  Selling, general and
     administrative.............            46        1,275      3,679       6,068     11,535
                                    ----------      -------    -------    --------    -------
       Total operating
          expenses..............           412        5,671     16,068      46,991     50,907
                                    ----------      -------    -------    --------    -------
Loss from operations............          (412)      (3,454)    (1,160)    (20,453)      (583)
Interest income.................            --          580      1,793       2,445      1,543
Interest expense................            --          (59)      (346)       (645)      (691)
                                    ----------      -------    -------    --------    -------
Income (loss) before income
  taxes.........................          (412)      (2,933)       287     (18,653)       269
Income taxes....................            --           --        (20)         --       (117)
                                    ----------      -------    -------    --------    -------
Net income (loss)...............    $     (412)     $(2,933)   $   267    $(18,653)   $   152
                                    ==========      =======    =======    ========    =======
Basic income (loss) per share...    $(5,146.59)     $ (3.86)   $  0.03    $  (1.14)   $  0.01
                                    ==========      =======    =======    ========    =======
Diluted income (loss) per
  share.........................    $(5,146.59)     $ (3.86)   $  0.02    $  (1.14)   $  0.01
                                    ==========      =======    =======    ========    =======
Shares used in computing:
  Basic income (loss) per
     share......................            <1          760      8,970      16,312     16,967
                                    ==========      =======    =======    ========    =======
  Diluted income (loss) per
     share......................            <1          760     15,423      16,312     18,241
                                    ==========      =======    =======    ========    =======

                                                         DECEMBER 31,
                                      ---------------------------------------------------
                                      1995      1996       1997        1998        1999
                                      -----    -------    -------    --------    --------
                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and
  investments.......................  $  11    $13,167    $48,906    $ 28,026    $ 36,618
Total assets........................    115     17,515     63,036      50,955      63,862
Capital lease and loan obligations,
  less current portion..............     --      1,111      3,422       4,788       4,343
Accumulated deficit.................   (412)    (3,345)    (3,078)    (21,731)    (21,579)
Total stockholders' equity..........   (412)    15,184     54,364      37,542      40,314

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our financial statements and related notes incorporated by reference in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We design, develop and commercialize advanced drug discovery technologies, services and instrumentation to accelerate the discovery of new medicines. We are developing a proprietary biology and high technology platform comprised of genomic, assay and automated system technologies. We are launching a proprietary large-scale biology program to identify targets, rapidly incorporate these targets into assays, and then rapidly screen hundreds of thousands of compounds against these assays to identify compounds that act upon these targets. Our UHTSS is designed to screen over one hundred thousand compounds per day against targets. We believe our technologies have been commercially validated by over fifteen major pharmaceutical and biotechnology companies in the form of commercialization agreements for discovery services, licenses or instrumentation.

     We had an accumulated deficit of $21.6 million as of December 31, 1999. Our objective for 2000 is to continue increasing revenue, with modest expense increases, and to maintain profitability for the full year. Our ability to maintain profitability will depend in part on our ability to timely and successfully complete development, manufacture and delivery of the UHTSS and AMCS that meet contractual specifications and continue to provide drug discovery services to pharmaceutical and biotechnology customers.

     We generate revenue primarily through sales to corporate collaborators of services, technology, instruments and intellectual property licenses. Sales to date have been generated from a limited number of collaborators in the biotechnology and pharmaceutical industries in the U.S. and Europe.

     Many of our agreements provide for future milestone payments from drug development achievements and royalties from the sale of products derived from certain of our technologies. However, collaborators may not ever generate products from technology provided by us and thus we may not ever receive milestone payments or royalties from marketed drugs. We believe our ability to maintain profitability is not dependent on receipt of milestone payments or royalties.

     We may encounter significant fluctuations in our quarterly financial performance depending on factors such as revenue from existing and future contracts and collaborations, timing of the delivery of technologies and systems and the completion of contracted service commitments to our collaborators. We will also continue to invest in new technologies to expand our core drug discovery capabilities. Accordingly, our results of operations for any period may not be comparable to, or predictive of, the results of operations for any other period.

RESULTS OF OPERATIONS

  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     Revenue. Revenue increased 90% to $50.3 million in 1999 from $26.5 million in 1998, which was an increase of 78% from $14.9 million in 1997. The increase in 1999 resulted primarily from new agreements executed during the year, including a services, systems and technology access collaborative agreement with Pfizer drug discovery services agreements with Pharmacia & Upjohn and F.Hoffman-LaRoche, and licensing agreements with Clontech Laboratories, Inc. and ZymoGenetics, Inc. Increased revenue under a collaborative agreement with Bristol-Myers executed in 1996 also contributed to the overall increase in revenue in 1999. The increase in 1998 resulted primarily from increased revenues under our collaborative agreements with Warner Lambert and Merck, both of which were executed in 1997, and an agreement with Warner Lambert which was executed in 1998, to develop an AMCS.

     Expenses. Total operating expenses increased 8% to $50.9 million in 1999 from $47.0 million in 1998, which was an increase of 192% from $16.1 million in 1997. The increases in operating expenses resulted primarily from our growth, our product development efforts, drug discovery services offerings and research and development programs. This growth was reflected by the increase to 187 employees at December 31, 1999 from 150 employees at December 31, 1998 and 88 at December 31, 1997, and by the expansion of facilities in October 1997 to 81,000 square feet from 22,000 square feet.

     Cost of revenue increased 17% to $27.8 million in 1999 from $23.8 million in 1998, which was an increase of 241% from $7.0 million in 1997. In addition to the growth of operations as noted above, the increases in cost of revenue were primarily a result of increased purchases of materials and increased technology development expenses related to the development of the UHTSS, the AMCS and screening subsystems for our collaborators. Also contributing to the increase in 1999 were costs related to the completion of contracted service commitments under new drug discovery services agreements.

     Research and development decreased 32% to $11.6 million in 1999 from $17.1 million in 1998, which was a 217% increase from $5.4 million in 1997. The decrease in 1999 reflects a shift in drug discovery services resources from internal research and development to external customer-funded activities to support new as well as ongoing drug discovery services agreements in 1999. In addition, non-recurring items in 1998 such as licensing of technology from OSI Pharmaceuticals, Inc. and Xenometrix, Inc. and the costs of initiating a collaboration with SIDDCO, Inc. to produce a large library of compounds for our UHTSS contributed to the decrease in 1999 and the increase in 1998. The increase in 1998 was also attributable to ongoing development of a UHTSS and an AMCS for us, and the expansion of our human cell genomics GenomeScreen program.

     Selling, general and administrative expenses increased 90% to $11.5 million in 1999 from $6.1 million in 1998, which was a 65% increase from $3.7 million in 1997. The increases were primarily attributable to the growth of operations as noted above, including increases in staffing of the executive, legal and commercial development functions.

     Interest and Other Income. Net interest income decreased 53% to $0.9 million in 1999 from $1.8 million in 1998, which was a 24% increase from $1.4 million in 1997. The decrease in 1999 primarily reflected interest income from lower average cash and investment balances during the year. The increase in 1998 resulted from interest income from higher average cash and investment balances due to receipts under collaborative agreements and proceeds from our initial public offering in June 1997. Interest income was partially offset by interest expense incurred on capital lease and loan obligations.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1999, we held cash, cash equivalents and investment securities available-for-sale of $36.6 million and working capital of $25.8 million. We have funded operations through December 31, 1999 primarily through receipts from corporate collaborations of

$99 million, issuance of equity securities with aggregate net proceeds of $59 million, capital equipment lease financing of $12 million and interest income of $6 million.

     In February 2000, we completed a private placement of 1.8 million shares of newly issued common stock to selected institutional and other accredited investors. The purchase price was $42.00 per share, resulting in net proceeds of approximately $71 million.

     Our facility lease agreement is secured by a letter of credit, which is secured by a certificate of deposit recorded as restricted cash. At December 31, 1999, restricted cash totaled $0.7 million. The letter of credit will be reduced over the next two years on a predetermined schedule.

     We have entered into certain contractual commitments, subject to satisfactory performance by third parties, which obligate expenditures totaling approximately $5.7 million over the next four years.

     Our strategy for the development of the UHTSS includes the establishment of a syndicate of collaborators to provide us with funding for development, technology and personnel resources and payments for system validation. The UHTSS co-development syndicate currently includes Bristol-Myers, Warner Lambert, Merck and Pfizer. We have also entered into agreements with Warner Lambert and Pfizer to develop AMCS systems. In addition, we have entered into collaborations with Cytovia, Inc., Pharmacia & Upjohn, F.Hoffman-LaRoche and Cystic Fibrosis Foundation to provide screen development and/or screening services, and with Warner Lambert, Merck, Becton Dickinson and the National Cancer Institute for genomics programs. We have entered into agreements for ion channel technology with Bristol-Myers, Warner Lambert, Eli Lilly, Pfizer, Glaxo Wellcome, Roche Bioscience, American Home Products and Merck. Other collaborations include a combinatorial chemistry agreement with SIDDCO to synthesize large libraries of chemical compounds for us.

     Our ability to achieve sustained profitability will be dependent upon our ability to sell new products and services, and to increase market share of existing discovery services and technologies by agreements with new collaborators and expansion of agreements with existing collaborators. Our revenue goals may not be met. Although we are actively seeking to enter into additional collaborations, we may not be able to negotiate additional collaborative agreements on acceptable terms, if at all. Some of our current collaborative agreements may be terminated by the collaborator without cause upon short notice, which would result in loss of anticipated revenue. Although certain of our collaborators would be required to pay some penalties in the event they terminate their agreements without cause, any of our collaborators may elect to terminate their agreements with us. In addition, collaborators may terminate their agreements for cause if we cannot deliver the technology in accordance with the agreements. Our collaborators may not perform their obligations as expected and we may not derive any additional revenue from the agreements. Current or future collaborative agreements may not be successful and provide us with expected benefits. Termination of our existing or future collaborative agreements, or the failure to enter into a sufficient number of additional collaborative agreements on favorable terms or generate sufficient revenues from our services and technologies could have a material adverse effect on our business, financial condition or results of operations.

     The complexity of both the UHTSS and AMCS has led to unexpected delays in their development that may lead to financial penalties and contractual disputes regarding the delivery and acceptance of these instruments by our customers. The successful implementation and operation of the UHTSS and AMCS will be a complex process requiring integration and coordination of a number of factors, including integration of and successful interface between complex advanced robotics, microfluidics, automated storage and retrieval systems and software and information systems. We may not be able to successfully integrate or implement all of the instrumentation needed for the UHTSS and AMCS. In addition, because we are also dependent in part on the performance of our customers and suppliers in order to deliver these platforms, our ability to timely deliver these platforms may be outside of our control.

     Some of our agreements with our customers provide for penalties to be paid by us if we do not meet development schedules contained in the agreements. Our agreement with Bristol-Myers provides for penalty payments up to a maximum of $1,000,000 if we fail to deliver the completed UHTSS by a specified time. Our agreement with Warner Lambert provides for penalty payments up to a maximum of $888,300 if we fail to deliver the completed AMCS according to a specified development schedule.

     We are currently behind schedule in the delivery and integration of Module 3, the software component of the UHTSS, under our agreement with Bristol-Myers and the delivery of the AMCS under our agreement with Warner Lambert. We currently expect to complete delivery and integration of Module 3 and delivery of the AMCS in the second half of 2000. Although we are currently negotiating with Bristol-Myers and Warner Lambert to modify the development schedule contained in those agreements, we are currently subject to penalty payments. If we are unable to renegotiate the development schedules in those agreements, we could be required to pay substantial penalties.

     We may be required to raise additional capital over the next several years in order to conduct or expand our operations or acquire new technology. This capital may be raised through additional public or private equity financings, borrowings and other available sources. Our business or operations may change in a manner that would consume available resources more rapidly than anticipated and substantial additional funding may be required before we can sustain profitable operations. We may not continue to generate sales from and receive payments under existing collaborative agreements and existing or potential revenue may not be adequate to fund our operations. If additional funding becomes necessary, it may not be available on favorable terms, if at all. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds by entering into arrangements with others that may have a material adverse effect on our business, financial condition or results of operations.

IMPACT OF YEAR 2000

     The nature and progress of our plans to ensure our operations would not be adversely impacted by the inability of computer systems to process data having dates on or after January 1, 2000 have been discussed in prior years. In late 1999, we completed our modifications and conversions of existing software and certain hardware. As a result of those planning and implementation efforts, we experienced no significant disruptions in our computer systems and believe those systems successfully responded to the Year 2000 date change. We expensed less than $50,000 during 1999 in connection with the Year 2000 issue. We are not aware of any material problems resulting from the Year 2000 issue, either with our products, our internal systems, or the products and services of third parties. We will continue to monitor our computer systems and those of our suppliers to ensure that any latent Year 2000 matters that may arise are addressed promptly.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     We invest our excess cash in interest-bearing investment-grade securities that we hold for the duration of the term of the respective instrument. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions in any material fashion. Accordingly, we believe that, while the investment-grade securities we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. A hypothetical 1% adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our financial instruments that are exposed to changes in interest rates.

                                    BUSINESS
OVERVIEW

     We design, develop and commercialize advanced drug discovery technologies, services and instrumentation to accelerate the discovery of new medicines. We are developing a proprietary biology and high technology platform comprised of genomic, assay and automated system technologies. We are launching a proprietary large-scale biology program to identify targets, rapidly incorporate these targets into assays, and then rapidly screen hundreds of thousands of compounds against these assays to identify compounds that act upon these targets. Our UHTSS is designed to screen over one hundred thousand compounds per day against targets. We believe our technologies have been commercially validated by over fifteen major pharmaceutical and biotechnology companies in the form of commercialization agreements for discovery services, licenses or instrumentation.

     We believe our technologies will enable us and our customers to take advantage of recent advances in genomics and chemistry that have the potential to alter fundamentally human medicine. Recent developments in the study of the human genome have increased the focus on identifying targets to be used in assays for the discovery of potential new medicines. We believe that identifying the function of these genes is a key step in the discovery of new medicines. However, an understanding of the function of each gene and its role in disease may take many years of research using conventional methods.

     Our assay development technologies can rapidly convert targets identified through genomics into assays. Through this method we can identify cells containing disease-related genes in less than one day in most cases. Our genomics technologies, combined with our existing and future automated screening and chemistry capabilities, will help us achieve our goal of offering gene-to-lead discovery programs in a broad range of different therapeutic areas.

     An important element of our strategy includes commercial acceptance of our technologies through revenue generating relationships with major pharmaceutical and biotechnology companies. We have commercial agreements for one or more of our technologies through services, licenses or sale of systems with:

- American Home Products
- Becton Dickinson
- Bristol-Myers Squibb Co.
- Eli Lilly and Company
- F. Hoffman-LaRoche Ltd.
- Glaxo Wellcome plc
- Merck & Co., Inc.
- Pfizer, Inc.
- Pharmacia & Upjohn, Inc.
- Roche Bioscience
- Warner Lambert Company
- Acacia Bioscience
- Allelix Biopharmaceuticals, Inc.
- Anticancer, Inc.
- Clontech Laboratories, Inc.
- Cystic Fibrosis Foundation
- Cytovia, Inc.
- Exelixis, Inc.
- Genentech, Inc.
- National Cancer Institute
- Rigel, Inc.

BACKGROUND

     The discovery and development of new medicines can be expensive, time-consuming and highly inefficient. The initial phase of the drug development process, termed discovery, is the early stage prior to clinical development of a drug candidate. Drug discovery is typically a serial process that involves:

     - defining the disease of interest;

     - identifying and validating a target or protein related to a disease;

     - developing an assay that portrays a human disease for the target;

     - testing thousands of chemical compounds against the target, referred to as screening; and

     - identifying compounds, or hits, that affect target activity.

     Recent advances in the study of the human genome have increased the focus on identifying targets to be used in assays for the discovery of potential new medicines. It has been estimated that the human genome contains at least 140,000 genes, of which approximately 10,000 may be important pharmaceutical targets in the treatment of diseases. These targets are clustered in specific classes of genes for major diseases, including:

     - receptors, or proteins that recognize molecules that act as signals in the human body; and

     - ion channels, or proteins that create passages for electrically charged molecules, to enter and exist cells.

     While it is further estimated that at least 2,000 targets exist from the receptor and ion channel family of genes alone, current commercially available drugs are directed to less than 500 gene targets.

     One of the major historical bottlenecks in the drug discovery process has been the screening of compounds against targets to identify potential new medicines. In recent years, however, this bottleneck has been slowly alleviated as advances in screening technologies have enabled scientists to screen up to 100,000 compounds per day, a dramatic increase over conventional technologies available only five years ago.

NEW PROBLEMS IN THE DISCOVERY PROCESS: ASSAY DEVELOPMENT

     A new bottleneck has developed in the discovery process because of the expanded number of genes available as potential targets. Pharmaceutical and biotechnology companies now face the challenge of efficiently and effectively converting targets into productive assays. For newly discovered targets, little information is known about the protein and often no efficient technologies are available to permit functional studies that are a prerequisite for conventional assay development. For already established target classes, current assay development technologies can be slow, cumbersome, or may require extensive scientific training and complex instrumentation. When an assay system is developed, it is frequently designed to apply only to a small target class or even a single target and is often not suitable for high throughput screening.

     The recent scale-up from testing thousands of samples per day to hundreds of thousands of samples per day has created a logistical problem for sample preparation and compound management. We believe many current approaches are inefficient and wasteful. In addition, we believe when potential solutions exist to these and other screening problems, they typically use assorted technologies that are incompatible or difficult to use or integrate with existing screening platforms. Since most potential solutions are not integrated and would require continuing development to implement and integrate, many pharmaceutical companies are reluctant to adopt new technologies, despite the potential for large benefits. Furthermore, when assay technologies are adopted, they are typically developed for a specific department or therapeutic area, so that when an assay technology can be re-applied in a new area, it has to be re-adapted -- thus gaining no operational leverage. Finally, some classes of targets, such as receptors without a known function, ion channels, and enzymes controlling cell activation, are inherently difficult for assay technologies to conveniently address. As a result of all of these factors, we believe a key bottleneck in the drug discovery process has shifted from screening for potential new medicines to converting targets into assays.

THE AURORA SOLUTION

     We believe that our technology portfolio provides a revolutionary way to identify commercially useful targets and enables the rapid testing of compounds to be used as potential new medicines against targets. Our key capabilities include:

     Cell-Based Assay Development for Therapeutically Relevant Target
     Classes. Our expertise in this area allows us to develop many assays in a matter of four to six weeks, rather than a period of months using conventional methods, for classes such as receptors and ion channels.

     Assays to Rapidly Measure Target Activity in Living Cells. In the ion channel area we can detect the activity of ion channels in cells at sample processing rates which exceed the current comparable standard by 100 to 1000 fold.

     Advanced Screening Systems Incorporating Miniaturization, Microfluidics and Compound Management. Our UHTSS is designed to test over 100,000 compounds in individual small volume assays per day.

     Integration of Our Proprietary Biology, Chemistry and Instrumentation to Provide New Processes for Evaluating and Testing Targets. We provide integrated solutions to our customers, such as our VIPR technology, comprising biology, chemistry and instrumentation.

     We believe that our technology offers significant advantages over conventional approaches to discovering new medicines through the use of the human genome. We believe these advantages include:

     Speed. Our technologies enable rapid screen development and ultra-high throughput screening. Technologies that accelerate drug discovery include our GenomeScreen, GeneBlazer, VIPR, and UHTSS.

     Commercial Validation. We have successfully completed the development of over 100 assays. Over 15 leading pharmaceutical and biotechnology companies use our services or technology.

     Breadth. Our technologies support discovery programs for most of the currently recognized major target classes that are treated with marketed medicines.

     Productivity. Our discovery processes can be very efficient, allowing for reduced personnel and time requirements when compared to traditional approaches that convert targets to assays.

     Enabling. Several of our technologies facilitate drug discovery on targets that are otherwise difficult to use in the discovery process. For example, GeneBlazer technology enables scientists to work with difficult targets, such as receptors with an unknown function.

     Accuracy. We provide efficient and accurate solutions to assay development issues. For example, our VIPR technology improves the accuracy and efficiency of ion channel screens compared to conventional technologies.

STRATEGY

     Our goal is to be the leader in exploiting the human genome for the discovery of potential new medicines. The key elements of our strategy include:

     Launch Large Scale Biology Program. We are initiating a large scale biology program designed to use our patented assay technology to rapidly test a large number of targets from the human genome against hundreds of thousands of our compounds. This program will leverage many aspects of our existing business, including assay development, genomics, compound collections, screening and systems. We intend to commercialize this program by licensing access to information and leads and entering into alliances for our discovery services with companies that develop and sell medicines.

     Provide Innovative Discovery Services. We will continue to establish target identification and validation and drug discovery alliances utilizing our proprietary human cell-based genomics technologies. Our GenomeScreen technology allows us to tag genes in the human genome inside of living human cells and identify cells with disease-related genes in most cases in less than one day. The same technology also permits rapid assay development based on those identified cells for testing against large numbers of compounds to alter the activity of those genes. We also intend to focus on the commercialization of specific classes of target assay development and screening technologies through our VIPR and GeneBlazer Technologies. Our goal is to offer gene-to-lead discovery programs in a broad range of different therapeutic areas.

     Expand Informatics Tools and Databases. Utilizing our assay technologies and the UHTSS, we expect to generate large amounts of complex information on targets and chemical structures. The analysis of these datasets will require the use of innovative database and data analysis tools. We intend to develop these information technology applications either directly or in collaborations with leaders in the areas of molecular imaging software development, datamining applications, bioinformatics, and database architecture.

     Maintain Technology Leadership. We intend to continue advancing our core technologies and expanding our technology leadership position by continuing to invest heavily in research and development and acquiring access to strategic technologies or capabilities. We have assembled a unique multi-disciplinary team of scientists from leading companies in the pharmaceutical, chemistry, instrumentation, automation and computer science industries. We will also continue to form strategic technology alliances with leading companies from these industries and with leading academic institutions to provide us with access to those parties' technologies and expertise.

     Expand Licensing Program. We will continue to license our intellectual property to generate revenues and obtain access to third parties' intellectual property. To date we have granted non-exclusive licenses to our fluorescent protein technology to over ten pharmaceutical and biotechnology companies. We will continue to aggressively seek to license our fluorescent protein technologies and other technologies, including for use in new, unlicensed fields such as agriculture, diagnostics and environmental testing.

     Support and Enhance the UHTSS Platform. We have established a group of collaborators to co-develop our UHTSS. Our UHTSS collaborative partners currently consist of Bristol-Myers, Merck, Pfizer and Warner Lambert. Our UHTSS collaborators have provided funding for the development of the UHTSS and are entitled to co-exclusive access to the system. We intend to seek as many as two additional UHTSS collaborative partners and to continue to upgrade, enhance and offer additional services based on our UHTSS. We believe we will be able to leverage our base of collaborators by providing new products and services as we expand the UHTSS technology or develop enhancements to the system.

PRODUCTS AND SERVICES

     We are commercializing the following technologies that allow us to provide genomics, assay development and screening services and products:

     - GeneBlazer Technology. GeneBlazer is a patented technology that allows the rapid development of assays to test targets, such as receptors, using small samples. Using

       GeneBlazer, we have developed over 50 assays relating to therapeutic areas, including metabolic and central nervous system diseases.

     - GenomeScreen System. Our GenomeScreen system identifies targets by scanning the genome of living human cells. This patented technology also permits rapid assay development for testing large numbers of compounds to determine their affect on the activity of those targets or genes.

     - VIPR Technology. Our VIPR technology enables the rapid development of assays and screening of ion channel targets. Using this patented assay and screening technology, we have developed over 25 assays relating to therapeutic areas including cardiac, metabolic and nervous system diseases.

     - Fluorescent Protein Technology. Our fluorescent protein technology allows the monitoring of cellular processes and target activity using fluorescent proteins.

     - UHTSS Technology. The UHTSS is a suite of automated products designed to enable rapid processing and testing of large numbers of compounds in small volumes. In 1999, we received our first patent protecting the UHTSS and we ran our first 100,000 data point cell-based assay in less than twelve hours.

     - AMCS Technology. The AMCS is a large-scale, automated, compound inventory management system. The AMCS allows compounds to be stored in various formats under controlled environmental conditions.

OUR TECHNOLOGY

     The principal components of our integrated technology platform are our proprietary genomics, assay and automated system technologies. This unique platform results from our innovative integration of many different disciplines, including:

- chemistry         - engineering
- physics           - microfluidics, movement
                      of small volumes of fluids
- biology           - software

Assay Technologies.

     We believe that our broad portfolio of proprietary assay technologies provides significant advantages over existing screening assays. Our assay technologies use light signals emitted from fluorescent molecules to reveal molecular and cellular function and activity with precision and sensitivity. In contrast to purely biochemical assays, these cell-based assays provide information about compounds acting within the biologically relevant environment within living cells.

     Our assay technologies are designed to enable screening of compounds against nearly all major classes of targets in most therapeutic areas. We have developed numerous assays in several target classes utilizing our fluorescence assay technologies. We expect to generate revenues with our fluorescent assay technologies by providing services, instrumentation, licenses and consumables, such as laboratory supplies.

     The following table summarizes many of our key fluorescence assay technologies, together with examples of the classes of targets, therapeutic areas and potential sources of revenue to which they may be applicable:

---------------------------------------------------------------------------------------------------
                                                             POTENTIAL                 POTENTIAL
            TECHNOLOGY             TARGET CLASS          THERAPEUTIC AREA           REVENUE SOURCES
---------------------------------------------------------------------------------------------------
  GENEBLAZER                       receptors      cancer                            services
  (cell-based assays and target    enzymes        cardiovascular                    licenses
  identification)                                 pain and inflammation             consumables
                                                  nervous system
                                                  metabolic diseases
---------------------------------------------------------------------------------------------------
  GENOMESCREEN                     receptors      inflammation                      services
  (cell-based assays)              proteins       cancer                            licenses
                                   that           metabolic diseases                consumables
                                   modulate
                                   cell
                                   function
---------------------------------------------------------------------------------------------------
  VIPR                             ion channels   cardiovascular                    services
  (cell-based assays)                             nervous system                    licenses
                                                  pain and inflammation             consumables
                                                  gastro-intestinal                 instrumentation
---------------------------------------------------------------------------------------------------
  FLUORESCENT PROTEINS             receptors      cancer                            services
  (cell-based assays)              enzymes        cardiovascular                    licenses
  (biochemical assays)                            pain and inflammation             consumables
                                                  nervous system
---------------------------------------------------------------------------------------------------
  UNIVERSAL G-PROTEINS             receptors      cancer                            services
  (cell-based assays)                             cardiovascular                    licenses
                                                  pain and inflammation             consumables
                                                  nervous system
                                                  metabolic diseases
---------------------------------------------------------------------------------------------------
  PHOSPHORYLIGHT(TM)               enzymes        cancer                            services
  (biochemical assays)                            nervous system                    licenses
                                                  pain and inflammation             consumables
                                                  metabolic diseases
---------------------------------------------------------------------------------------------------

     GeneBlazer Technology. GeneBlazer technology can be used to construct assays within living cells for a number of major classes of targets. These cell-based assays have a number of advantages over many conventional assays. For example, GeneBlazer allows assays to be conducted in living mammalian cells designed to mimic human biology and does not require the use of radioactivity.

     GenomeScreen Technology. Our GenomeScreen technology is used to identify disease-related genes in cells and rapidly create assays. Using GenomeScreen, researchers randomly tag individual genes inside of living human cells. When a tagged gene is active in the cell, it produces blue light from the GenomeScreen tag. Inactive, tagged genes produce green light. Cells with tagged genes producing blue and green light can be separated at ultra-high throughputs of over 60 million cells an hour. These throughputs permit sorting up to 500 million cells in a single day to identify cells with disease-related genes. Thus scientists can scan the entire human genome in less than one day most cases. GenomeScreen also permits rapid assay development for testing of hundreds of thousands of compounds and eliminates additional time-consuming steps required to convert a gene into an assay suitable for automated ultra-high throughput testing.

     GeneBlazer has been commercialized in alliances by providing services and licenses to seven pharmaceutical companies:

  - Bristol-Myers                 - Merck
  - Eli Lilly                     - Pfizer
  - F.Hoffman-LaRoche             - Pharmacia & Upjohn
  - Warner Lambert

     We believe GeneBlazer has the potential to greatly reduce both the time and cost of developing cell-based screens because of its ability to measure the function of a target in a single living cell. Even with modern techniques for making genetically engineered cells, cell line development for assays can be unpredictable and is often a rate limiting step in the discovery process. Standard methods for making cell lines usually take many months and involve testing hundreds or even thousands of identical cells to generate a usable assay. In contrast, GeneBlazer uses fluorescence-based cell sorting, which can rapidly isolate the living cells in which GeneBlazer measures target activity. Thus, GeneBlazer may reduce assay development time from months to weeks. To date, we have developed over 50 assays using GeneBlazer.

     VIPR Technology. Our VIPR enables scientists to rapidly develop assays and screen ion channels in living human cells. Quality screening in this area has traditionally been limited to testing compounds with an electrical measuring apparatus, which requires special skills and has a low throughput. We believe the VIPR represents an important advance in the ability to find new medicines for cardiac, metabolic and nervous system related diseases. Our patented VIPR technology can increase the rate of identification of potential new medicines 100 to 1,000 fold compared to conventional technologies. To date, we have developed 25 assays using this technology and have entered into alliances with the following pharmaceutical companies relating to VIPR:

  - American Home Products        - Merck
  - Bristol-Myers                 - Pfizer
  - Glaxo Wellcome

     Fluorescent Protein Technology. Our fluorescent protein technology is derived from a fluorescent protein that occurs naturally in jellyfish. The fluorescent protein can be used to monitor the activity of cellular processes and proteins in mammalian cells. We have a co-exclusive licensing agreement with Clontech Laboratories, Inc. to commercialize components of this technology, including non-commercial academic research uses. We have licensed this technology for specified drug discovery purposes to a number of major pharmaceutical and biotechnology companies, including:

  - Exelixis                      - Rigel, Inc.
  - Genentech

     Universal G-protein Technology. Our patented universal G-protein technology enables scientists to measure the activity of different kinds of receptors in living human cells. This technology can help identify the function of receptors without previously known function. We believe this represents an important advance in developing assays from human genome information. We announced a genomics collaboration in 1999 with Pharmacia & Upjohn involving the development of assays for a number of receptors without known function. We have entered into a number of alliances with pharmaceutical companies relating to this technology, including:

  - Bristol-Myers                 - Merck
  - F.Hoffman-LaRoche             - Pfizer
  - Eli Lilly                     - Warner Lambert

     Phosphorylight(TM) Technology. Our patented Phosphorylight technology enables the development of assays to measure the activity of enzymes controlling cellular activity. These enzymes are significant therapeutic targets for a wide range of diseases including cancer, inflammation, nervous system conditions and metabolic diseases. We believe that this technology considerably expands the range of assays that can be performed using the UHTSS.

     MetaboLight(TM) Technology. We have developed a range of proprietary assays to measure the activity of liver enzymes that can metabolize compounds administered to humans. Our assays can be used for screening compounds in drug discovery for potential interactions with human liver enzymes. We believe that this screening can reduce the cost of drug discovery by early identification of compounds which might have adverse side effects.

Automated Screening Technologies

     Our ultra high-throughput screening system, or UHTSS, is designed as a modular assembly of screening components to process and test hundreds of thousands of compounds in small volume assays in an automated fashion. The UHTSS technology is designed to provide a novel solution for the integration of compound handling, storage and screening. In 1999 we ran our first 100,000 datapoint cell-based assay in less than twelve hours using individual components of our UHTSS in a standalone fashion. We expect to have a fully integrated UHTSS operational in 2000. We have developed and commercialized our UHTSS technology through four multi-year alliances for licenses, the supply of consumables, and supply of instrumentation to Bristol-Myers, Merck, Pfizer, and Warner Lambert.

     The UHTSS components include:

     - NanoPlate(TM) Technology. The NanoPlate is a patented small volume screening format 36 times more dense than most conventional formats. We believe the NanoPlate permits higher density screening, faster automated processing and lower cost of consumables, such as reagents.

     - NanoWell(TM) Plate Reader. The NanoWell Plate Reader is a proprietary detector designed to measure fluorescence from small volumes with speed, accuracy and sensitivity. When used with the NanoPlate, it can measure over 200,000 small volume samples in less than one hour. Each sample may contain as few as 100 living human cells. We believe that this is the optimal sample size and that further miniaturization is unnecessary and may reduce the accuracy and reliability of the tests. The NanoWell Plate Reader is also designed to be used with other conventional plate formats.

     - Compound Storage and Retrieval: UHTSS Compound Store. The UHTSS Compound Store is an automated storage and retrieval system designed to house compounds and provide in solution for rapid access and screening. The system is designed to deliver and return over 100,000 selected compounds per day for primary screening and over 2,000 hits for re-test and potency determination.

     - Microfluidics: Compound and Assay Component Dispensing. We have developed proprietary dispensing technologies to accurately transfer microscopic volumes of test compounds, reagents and living cells at rates of up to 10,000 wells per hour. While current screening systems can dispense volumes down to a one millionth of a liter, our microscopic volume screening dispensers are capable of volumes less than one billionth of a liter. These dispensers use advanced robotics to remove compounds and reagents from the storage plates and containers and dispense precise volumes at high speed.

     - Data Collection and System Integration. We are developing a user-friendly computer control system to link the storage and retrieval component of the UHTSS to chemistry information databases and compound inventories. This proprietary software is designed to efficiently capture, process and deposit in a centralized database the large amount of screening data generated from the UHTSS.

Automated Master Compound Store and Compound Collection

     We are developing an automated master compound store, or AMCS. The AMCS is a modular storage system designed for long-term storage and retrieval of chemical libraries under environmental control. The design provides for monitoring systems to track compound utilization, expiration and availability of individual compounds. Other features of the AMCS include a semi-automated weighing subsystem to handle compounds in solid, powder and frozen form, and automated subsystems for handling liquid samples. These systems are currently being developed for delivery to Pfizer and Warner Lambert.

     We currently have a growing proprietary library containing over 400,000 chemical compounds for screening against our targets and our customers' targets. The library is composed of individually stored and accessed compounds that will be stored in our AMCS. These compounds have been carefully selected to maximize chemical diversity and to increase the likelihood of identifying therapeutic leads. Approximately 100,000 of our existing compounds are conventionally synthesized compounds, while the remaining 300,000 compounds are produced by combinatorial chemistry methodologies.

CORPORATE COLLABORATIONS

     We have entered into a number of corporate collaborations for the co-development of our UHTSS and AMCS and for assay development, genomics and screening services and technology. Our material collaborations are discussed below:

Services and Platform System Agreements

     We have entered into four agreements for the development of the UHTSS and two agreements for the development and delivery of our AMCS. Our UHTSS agreements provide in general that we will deliver and install three separate modules of the UHTSS system and provide service and support of the system for a period following acceptance of the UHTSS. In return, our UHTSS collaborative partners are obligated to make specified fees to us in the form of non-refundable fees, installation payments, and ongoing research and co-development funding. Some of our UHTSS agreements restrict our UHTSS syndicate to six members for a limited period. In some cases, members of our UHTSS syndicate may withdraw from the development of the UHTSS at any time without cause. The complexity of developing the UHTSS has led to unexpected delays in the delivery of integration software to Bristol-Myers. Similarly, the complexity of the AMCS has led to delays in the delivery of the AMCS to Warner Lambert.

     We have UHTSS syndicate agreements with Bristol-Myers, Warner Lambert, Merck and Pfizer and AMCS development agreements with Warner Lambert and Pfizer.

     Bristol-Myers. In November 1996, we entered into a Collaborative Research and License Agreement with Bristol-Myers regarding the development of the UHTSS and the installation of the UHTSS at Bristol-Myers. In addition, the collaboration includes co-development of high throughput screening assays for use by Bristol-Myers in exchange for specified fees from Bristol-Myers and we have licensed to Bristol-Myers the right to use our fluorescence assay technologies for internal research and drug development, including the development of screening assays. Bristol-Myers will make specified milestone and royalty payments to us principally for compounds developed and commercialized by Bristol-Myers, which are identified using a screen that we developed.

     Warner Lambert Company. In September 1997, we entered into a Collaborative Research and License Agreement with Warner Lambert regarding the development of the UHTSS and the installation of the UHTSS at Warner Lambert. The collaboration includes co-development of high throughput screening assays for use by Warner Lambert in exchange for specified fees from Warner Lambert. In addition, we have licensed to Warner Lambert the right to use specified aspects of our fluorescence assay technologies for internal research and drug development, including the development of assays. Warner Lambert will also make specified milestone and royalty payments to us for selected compounds developed and commercialized by Warner-Lambert which were identified using an assay employing the licensed technologies.

     In September 1998, we entered into a separate agreement with Warner Lambert for the development of an AMCS. In January 1999, we entered into an amendment of the Collaborative Research and License agreement with Warner Lambert for services and licenses for specified aspects of our GenomeScreen technology.

     Merck & Co., Inc. In December 1997, we entered into a Collaborative Research and License Agreement with Merck for the development of the UHTSS and the installation of the UHTSS at Merck. The collaboration includes co-development of high throughput screening assays for use by Merck in exchange for specified fees from Merck. We have also licensed to Merck the right to use specified aspects of our fluorescence assay technologies for internal research and drug development, including the development of assays.

     In December 1999, we entered into two additional collaborations with Merck in the area of genomics. Under each collaboration agreement, we will utilize aspects of our GenomeScreen technology to investigate cell processes and gene function related to selected Merck therapeutic programs. Merck will receive a license to use the data and materials resulting from the program in basic research and drug discovery. We received upfront payments from Merck for the new collaborations, with the potential for additional research support fees, as well as provisions for additional revenues in the event that drugs developed are commercialized as a result of the collaboration.

     Pfizer, Inc. In June 1999, we entered into a Collaborative Research and License Agreement with Pfizer regarding the development of the UHTSS and the installation of the UHTSS at Pfizer. The agreement also calls for the development and installation of an AMCS. The collaboration includes the co-development of high throughput screening assays for use by Pfizer and we have also licensed to Pfizer the right to use specified aspects of our fluorescence assay technologies for internal research and drug development, including the development of assays.

Services and Focused Discovery Systems Agreements

     Glaxo Wellcome. In December 1999, we entered into a three-year agreement with Glaxo Wellcome in the area of ion channel drug discovery. We will provide Glaxo Wellcome access to our ion channel technology, including our VIPR instrument, our proprietary voltage sensor dyes and related assay technology. We will develop assays, deliver instrumentation and provide ongoing scientific and technical support to Glaxo Wellcome in exchange for specified payments, as well as provisions for additional revenues in the event that drugs developed as a result of the collaboration are commercialized.

     American Home Products. In December 1999, we announced a five-year agreement with Wyeth-Ayerst Laboratories, the Pharmaceutical Division of American Home Products Corporation, in the area of ion channel drug discovery. We will provide Wyeth-Ayerst access to our ion channel technology, including our VIPR instrument, our proprietary voltage sensor dyes and related assay technology. We will develop assays, deliver instrumentation and provide ongoing scientific and technical support to Wyeth-Ayerst in exchange for specified payments.

The agreement also provides for additional revenues in the event that drugs developed are commercialized as a result of the collaboration.

     Pharmacia & Upjohn, Inc. In February 1999, we entered into an agreement with Pharmacia & Upjohn to provide assay development and screening services to Pharmacia & Upjohn. Pharmacia & Upjohn funds an assay development team at our facilities that utilizes our fluorescence assay technology to develop assays for a number of receptors identified by Pharmacia & Upjohn's genomics program but which have no known function. We also screen compound libraries provided by Pharmacia & Upjohn to identify compounds, using our proprietary screening systems for a separate fee. We could receive research and development milestones, as well as royalties, on compounds identified by assays generated through the collaboration.

     F. Hoffman-LaRoche. In February 1999, we entered into an agreement with Hoffman-LaRoche to provide an assay development and technology transfer to Hoffman-LaRoche for up to twelve Hoffman-LaRoche targets for assay development in the first year. Hoffman-LaRoche is obligated to make the payments for assay development and technology transfer services and licenses, milestone payments for compounds identified through assays generated under the collaboration, and royalties if compounds are commercialized.

     Becton Dickinson. In March 1999, we entered into an agreement with Becton Dickinson to utilize our GenomeScreen technology for the identification of genes useful as drug screening targets. We receive research funding and Becton Dickinson instrumentation in support of our services, and the parties will evaluate opportunities for future commercialization.

     Cytovia, Inc. In July 1998, we entered into a collaboration with Cytovia under which we will provide our high throughput proprietary screens, compound library and informatics capabilities and Cytovia will provide its proprietary fluorogenic protease substrates for screening. We will conduct screening programs to identify new drug leads. Cytovia will receive rights to develop and commercialize any new drug leads identified as a result of the collaboration. We receive fees from Cytovia for compound access and screening, and could receive development milestones as well as royalties if compounds identified under the collaboration are developed and commercialized. We also purchased shares of Cytovia preferred stock.

     Eli Lilly. In December 1996, we entered into a Collaborative Research and License Agreement with Eli Lilly regarding the development of the UHTSS and the installation of the UHTSS at Eli Lilly. In November 1999, both parties agreed to amend the agreement to refocus the collaboration on our assay technology and focused discovery systems and discontinue further development and delivery of Eli Lilly's customized UHTSS. The collaboration includes the co-development of high throughput screening assays for use by Eli Lilly in exchange for specified fees from Eli Lilly and we have licensed to Eli Lilly the right to use specified aspects of our fluorescence assay technologies for internal research and drug development, including the development of screening assays. Eli Lilly will also make specified milestone and royalty payments to us principally for compounds developed and commercialized by Eli Lilly which were identified using a screen developed under the agreement.

TECHNOLOGY LICENSING

     In 1999, we entered into five technology licensing agreements under aspects of our fluorescent protein patents, including one settlement agreement with AntiCancer, Inc. concerning a patent infringement suit that we initiated. We also granted licenses to:

     - Clontech Laboratories, for the right to sell certain fluorescent protein products as a research reagent;

     - Exelixis Pharmaceuticals, for the right to use fluorescent protein technology in certain pharmaceutical, animal health and non-plant agricultural applications;

     - Genentech, Inc., for certain research applications and the right to use fluorescent protein technology for the manufacture of therapeutic proteins; and

     - ZymoGenetics, Inc., for the right to use fluorescent protein technology for certain internal applications.

     In February 2000, we also granted Rigel, Inc. a license to use our fluorescent protein technology for applications in connection with their own proprietary technologies. In addition to an upfront payment, shares of Rigel Preferred Stock and an option to a suite of Rigel's genomics technologies, Aurora receives annual license payments from Rigel.

PATENTS AND PROPRIETARY RIGHTS

     Our patent portfolio includes over 120 patent applications filed in the United States and foreign patent jurisdictions. We are either the assignee or exclusive licensee of these patent rights, including 21 issued patents on our instrumentation and plate technology, fluorescent protein technology, ion-channel technology, GenomeScreen and GeneBlazer technology, as well as 14 allowed applications on these and other technologies. Aspects of our technology related to fluorescent protein reporters and ion channel technologies are exclusively licensed from The Regents of the University of California. Pursuant to the terms of the Exclusive License Agreement between us and The Regents of the University of California, we are obligated to pay expenses associated with patent prosecution and maintenance, specified license issue fees and royalties to The Regents. Aspects of our technology related to fluorescent protein reporters are exclusively licensed from the University of Oregon. Pursuant to the terms of the License Agreement between us and the University of Oregon, we are obligated to pay to the University expenses associated with patent prosecution and maintenance, specified annual payments and, upon the issuance of a patent related to the subject technology, to issue shares of our common stock to the University of Oregon. Aspects of our technology related to universal G-protein technology reporters are exclusively licensed from the California Institute of Technology for our payment of certain expenses associated with patent prosecution and maintenance, and issuance of shares of our common stock.

     In March 1999, we filed an action against AntiCancer, Inc. alleging that AntiCancer infringed specific patents by employing our patented fluorescent protein technology in their business. The suit was settled in September 1999. Under the terms of the settlement agreement, we received an upfront payment and will receive annual payments, as well as specified royalty payments, from AntiCancer in exchange for granting AntiCancer specified rights to use our fluorescent protein technology.

     We have a non-exclusive license from SIBIA Neurosciences, Inc., with specified rights to sublicense, under patent rights covering transcription-based assay technology for screening. Pursuant to the terms of the Non-Exclusive Cross-License Agreement between us and SIBIA, we granted SIBIA a non-exclusive license to certain of our technologies, and we issued shares of our common stock to SIBIA. We and SIBIA are also obligated to pay each other specified royalties. In September 1999, SIBIA was acquired by Merck.

     We have a non-exclusive license and certain sub-licensing rights to OSI Pharmaceuticals, Inc.'s issued reporter gene patent and options to OSI's Methods of Modulation patent, for which the U.S. Patent Office has allowed claims. Under the agreement, OSI received shares of our common stock and a cash payment and OSI will also receive revenues from any sub-licenses granted by us to our pharmaceutical partners, plus annual fees and milestone and royalty payments under pre-agreed terms from any option taken by us or our partners to develop small molecule gene transcription modulators encompassed by the Methods of Modulation claims.

     We are dependent on the rights licensed from these parties. Any challenge to, invalidation or loss of our licensed rights could have a material adverse effect on our business, financial condition or results of operations.

EMPLOYEES

     As of February 29, 2000, we had 197 full-time employees, 42 of whom hold Ph.D. degrees and 35 of whom hold other advanced degrees. Our future success depends in significant part upon the continued service of our key scientific, technical and senior management personnel and our continuing ability to attract and retain highly qualified technical and managerial personnel. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with employees to be good. In addition to full-time employees, we use the services of contractors, part-time and temporary staff. As of February 29, 2000, we had a total of 69 contractors, part-time and temporary staff.

SCIENTIFIC ADVISORS

     Our scientific advisors, who have demonstrated expertise in various fields, advise us from time to time concerning long-term scientific planning, research and development. The scientific advisors also evaluate our research programs, recommend personnel to us, and advise us on specific scientific and technical issues. The scientific advisors are compensated by retainer and on a time and expenses basis and have received shares and options to purchase shares of our common stock. We have consulting agreements with a number of the scientific advisors.

     We do not employ any of the scientific advisors, and they may have other commitments to or consulting or advisory contracts with their employers or other entities that may conflict or compete with their obligations to us. Accordingly, such persons are expected to devote only a small portion of their time to us. Our scientific advisors are:

     Timothy J. Rink, M.D., Sc.D. -- Former President and Chief Executive Officer and Chairman of Aurora. Previously President and Chief Technical Officer of Amylin Pharmaceuticals, Inc. and Vice President, Research at SmithKline Beecham in U.K.

     Michael Geoffrey Rosenfeld, M.D. -- Investigator, Howard Hughes Medical Institute; Professor of Medicine, University of California, San Diego

     Lubert Stryer, M.D. -- Winzer Professor in the School of Medicine and Professor of Neurobiology, Stanford University

     Roger Y. Tsien, Ph.D. -- Investigator, Howard Hughes Medical Institute; Professor, Department of Pharmacology, School of Medicine, University of California, San Diego; Professor, Department of Chemistry and Biochemistry, University of California, San Diego

     Charles S. Zuker, Ph.D. -- Investigator, Howard Hughes Medical Institute; Professor, Departments of Biology and Neurosciences, School of Medicine, University of California, San Diego

                                   MANAGEMENT

     The following table shows the name, age and position of each of our executive officers and directors as of the date of this prospectus.

                NAME                   AGE                           POSITION
                ----                   ---                           --------
Stuart J.M. Collinson................  40    President, Chief Executive Officer and Chairman
                                             of the Board
Paul J. England......................  56    Senior Vice President, Research
Thomas G. Klopack....................  48    Senior Vice President and Chief Operating Officer
John D. Mendlein.....................  40    Senior Vice President, Intellectual Property,
                                             General Counsel and Chief Knowledge Officer
John R. Pashkowsky...................  43    Vice President, Finance
Harry Stylli.........................  38    Senior Vice President, Commercial Development
James C. Blair.......................  60    Director
Hugh Y. Reinhoff, Jr. ...............  47    Director
Timothy J. Rink......................  53    Director
Roy A. Whitfield.....................  45    Director
Timothy J. Wollaeger.................  56    Director

     Stuart J.M. Collinson joined us in May 1999 as President and a member of the Board of Directors and was elected to the position of Chief Executive Officer in November 1999. He was appointed as Chairman of the Board in March 2000. Prior to joining Aurora, Dr. Collinson served as a consultant to us from December 1998 to May 1999 and as Chief Executive Officer of Andaris, Ltd., a privately held biopharmaceutical company, from June 1998 to November 1998. Prior to Andaris, Dr. Collinson held several positions with Glaxo Wellcome from December 1994 through June 1998, most recently serving as Co-Chairman, Hospital and Critical Care Therapy Management Team and Director of Hospital and Critical Care. Dr. Collinson previously held several positions with Baxter International, Inc. and the Boston Consulting Group. Dr. Collinson received his Ph.D. in physical chemistry from the University of Oxford, England and his M.B.A. from Harvard University.

     Paul J. England joined us in February 1998 and currently serves as our Senior Vice President, Research. From 1984 to 1997, he served in various capacities at SmithKline Beecham in the United Kingdom, most recently serving as Vice President, Molecular Screening Technologies, with worldwide responsibility for high throughput screening. Dr. England received his B.S., Ph.D. and D.Sc. degrees in biochemistry from the University of Bristol. After postdoctoral work at the University of California, he held a lectureship in biochemistry at the University of Bristol from 1973 to 1984. We expect Dr. England to transition to part-time employment with us in the near future.

     Thomas G. Klopack joined us in July 1998 and currently serves as our Senior Vice President and Chief Operating Officer. He served the past 18 years as an executive with Raychem Corporation in various capacities involving new product commercialization, strategic planning, operations and logistics, most recently as Director, Strategic Planning, in the Electronics Division. Prior to joining Raychem, Mr. Klopack worked at Exxon Corporation in engineering operations. Mr. Klopack obtained his B.S. in chemical engineering at Carnegie-Mellon University and his M.B.A. at Harvard University.

     John D. Mendlein joined us in August 1996 and currently serves as our Senior Vice President, Intellectual Property, General Counsel and Chief Knowledge Officer. Dr. Mendlein worked with the law firm of Cooley Godward LLP in Palo Alto from 1990 to 1996, focusing on patent prosecution and litigation, and technology licensing for a variety of biotechnology, medical device and diagnostic companies. He received his Ph.D. from the University of

California, Los Angeles and his J.D. from the University of California, Hastings College of the Law.

     John R. Pashkowsky joined us in December 1997 and currently serves as our Vice President, Finance. From December 1997 through March 2000 Mr. Pashkowsky held various financial positions, most recently Senior Director, Finance and Treasurer. From 1981 to 1997 he served in various positions at Senior Flexonics, Ketema, Inc. and Ametek, Inc., most recently as Controller of the Ketema Division of Senior Flexonics, and was employed by Rohr Industries Inc. from 1979 to 1981. Mr. Pashkowsky received his B.S. in Business Administration from the State University of New York and his M.B.A. in Finance from San Diego State University.

     Harry Stylli joined us in November 1995 and currently serves as our Senior Vice President, Commercial Development. From 1989 to 1995, Dr. Stylli held several positions at Glaxo Wellcome, where he was integrally involved in the International Screening and Technology program. He obtained a Ph.D. in Pharmaceutical Chemistry from Kings College, London University, an M.B.A. from Open University, Milton Keynes, United Kingdom and a B.Sc. in Biochemical Pharmacology, with honors, from the University of East London.

     James C. Blair has been a director since March 1996. Dr. Blair has been a managing member of Domain Associates, L.L.C., a venture capital investment firm, since 1985. From 1969 to 1985, Dr. Blair was an officer of three investment banking and venture capital firms. Dr. Blair is a director of Amylin Pharmaceuticals, Inc., CoCensys, Inc., Dura Pharmaceuticals, Inc., Trega Biosciences, Inc. and Vista Medical Technologies, Inc. Dr. Blair received a B.S.E. from Princeton University and M.S.E. and Ph.D. degrees in Electrical Engineering from the University of Pennsylvania.

     Hugh Y. Rienhoff, Jr. has been a director since March 1996. Dr. Rienhoff is currently Chief Executive Officer of Kiva Genetics, Inc., which he founded in September 1998. Until April 1998, Dr. Rienhoff served as a director of Abingworth Management Limited, a venture capital investment firm. From 1992 to 1997, Dr. Rienhoff held various positions at New Enterprise Associates Development Corporation, where he most recently served as Partner. He is a director of Microcide Pharmaceuticals, Inc. Dr. Rienhoff received an M.D. from The Johns Hopkins University School of Medicine and a B.A. in English Literature and Biology, with honors, from Williams College.

     Timothy J. Rink has been a director since January 1996. Dr. Rink previously served as our President from January 1996 through May 1999 and as our Chief Executive Officer from January 1996 through November 1999. He also served as Chairman of our board of directors until March 2000. From 1990 through 1995, Dr. Rink served as President and Chief Technical Officer of Amylin Pharmaceuticals, Inc., a publicly-held biopharmaceutical company. Dr. Rink was Vice President, Research at SmithKline Beecham in the United Kingdom from 1984 to 1989, and previously was Lecturer in Physiology at the University of Cambridge. Dr. Rink currently serves as a director of CoCensys, Inc., a publicly-held biopharmaceutical company. Dr. Rink received his M.A., M.D. and Sc.D. from the University of Cambridge, England. Dr. Rink currently does not anticipate that he will stand for re-election at our 2000 annual meeting of stockholders.

     Roy A. Whitfield has been a director since September 1997. Mr. Whitfield is the Chief Executive Officer of Incyte Pharmaceuticals, Inc., a position he has held since June 1993, and has been a director of Incyte since 1991. Mr. Whitfield served as President of Incyte from June 1991 until January 1997 and as Treasurer from April 1991 until October 1995. Previously, Mr. Whitfield served as the President of Ideon Corporation, which was a majority owned subsidiary of Invitron Corporation, a biotechnology company, from October 1989 until April 1991. From 1984 to 1989, Mr. Whitfield held senior operating and business development positions with Technicon Instruments Corporation, a medical instrumentation company, and its predecessor company, CooperBiomedical, Inc., a biotechnology and medical diagnostics company. Prior to his work at Technicon, Mr. Whitfield spent seven years with the Boston Consulting Group's international consulting practice. Mr. Whitfield received a B.S. with First Class Honors in mathematics from Oxford University, and an M.B.A. with Distinction from Stanford University.

     Timothy J. Wollaeger has been a director since March 1996. He has been the general partner of Kingsbury Associates, Kingsbury Capital Partners, L.P., Kingsbury Capital Partners, L.P. II and Kingsbury Capital Partners, L.P. III venture capital investment partnerships since 1993. From 1990 to 1993, Mr. Wollaeger served as Senior Vice President and was a director of Columbia Hospital Corporation, a hospital management company now known as Columbia/ HCA Healthcare Corporation. From 1986 until 1993, he was a general partner of the general partner of Biovest Associates, a venture capital investment firm. He is Chairman of the Board of Biosite Diagnostics, Inc. He received an M.B.A. from Stanford University and a B.A. in economics from Yale University.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of March 1, 2000, and after the sale of shares in this offering, by:

     - each person who we know owns beneficially more than 5% of our outstanding common stock;

     - our chief executive officer and our four other most highly-compensated executive officers for the fiscal year ended December 31, 1999;

     - each of our current directors;

     - all of our current directors and executive officers as a group; and

     - the selling stockholder.

     Except as indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the address for each stockholder is c/o Aurora Biosciences Corporation, 11010 Torreyana Road, San Diego, California 92121. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Percentage of beneficial ownership is based on 19,633,183 shares of common stock outstanding as of March 1, 2000 and 22,633,183 shares of common stock outstanding after completion of this offering.

     The table assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, we will sell up to an aggregate of 465,000 shares of our common stock, and up to 23,098,183 shares of common stock will be outstanding after completion of this offering.

     The sole selling stockholder is a family trust of which Dr. Timothy Rink is the trustee. Dr. Rink is one of our directors and our former President and Chief Executive Officer. Prior to the offering he beneficially owned an aggregate of 593,349 shares of our common stock, which represents approximately 3.0% of the shares outstanding at that time. Dr. Rink disclaims beneficial ownership of 475,034 of those shares that are held in a trust and in custody on behalf of one of Dr. Rink's children. The trust, of which Dr. Rink is a trustee, is offering 100,000 shares pursuant to this prospectus. Following the offering, Dr. Rink will beneficially own an aggregate of 493,349 shares of our common stock, which will represent approximately 2.2% of the shares to be outstanding at that time. Dr. Rink disclaims beneficial ownership of the shares that will be held by the trust and in custody for his child following this offering.

                                                BENEFICIAL OWNERSHIP
                                                  PRIOR TO OFFERING
                                           -------------------------------
                                                          SHARES ISSUABLE
                                                            PURSUANT TO
                                            NUMBER OF         OPTIONS              PERCENTAGE OF SHARES
                                              SHARES        EXERCISABLE             BENEFICIALLY OWNED
                                           BENEFICIALLY    WITHIN 60 DAYS    --------------------------------
  NAME AND ADDRESS OF BENEFICIAL OWNER       OWNED(1)     OF MARCH 1, 2000   BEFORE OFFERING   AFTER OFFERING
  ------------------------------------     ------------   ----------------   ---------------   --------------
5% OR GREATER STOCKHOLDERS
Entities affiliated with BB Biotech......   1,383,000              --              7.0%             6.1%
  Vordergasse 3
  8200 Schaffhausen
  CH/Switzerland
  Biotech Target
  Swiss Bank Tower
Funds Managed by Janus Capital
  Corporation............................   1,300,000              --              6.6%             5.7%
  100 Filmore Street
  Denver, CO 80206
The Kaufmann Fund, Inc...................   1,000,000              --              5.1%             4.4%
  140 East 45th Street
  New York, NY 10017
DIRECTORS AND OFFICERS
James C. Blair...........................      12,347           1,417                *                *
Hugh Y. Rienhoff, Jr.....................      10,008           7,001                *                *
Timothy J. Rink..........................     593,349          31,179              3.0%             2.2%
Roy A. Whitfield.........................      13,250          13,250                *                *
Timothy J. Wollaeger.....................       4,893           1,001                *                *
Stuart J.M. Collinson....................     107,496         107,496                *                *
Paul J. England..........................      40,542          40,542                *                *
Thomas G. Klopack........................      43,411          34,671                *                *
John D. Mendlein.........................      99,931          63,108                *                *
Harry Stylli.............................     116,969          33,960                *                *
All directors and executive officers as a
  group (11 persons).....................   1,055,809         340,905              5.3%             4.2%(2)

-------------------------
  *  Less than one percent.

(1) Includes shares issuable pursuant to options and other rights to purchase our shares exercisable within 60 days of March 1, 2000.

(2) Reflects the sale of 100,000 shares by a family trust of which Dr. Rink is the trustee, as part of this offering. After the offering, all directors and officers as a group will beneficially own an aggregate of 955,809 shares of our common stock.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc. have severally agreed to purchase from us and the selling stockholder the following respective number of shares of common stock at an offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Deutsche Bank Securities Inc. ..............................
Chase Securities Inc. ......................................
FleetBoston Robertson Stephens Inc..........................
Thomas Weisel Partners LLC..................................
Warburg Dillon Read LLC.....................................
                                                              ---------
          Total.............................................  3,100,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     We have been advised by the representatives to the underwriters that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover of this prospectus and to
dealers at a price that represents a concession not in excess of $     per
share. The underwriters may allow to some other dealers, and those other dealers
may reallow, a concession in excess of $     per share to other dealers. After
the offering, representatives of the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 465,000 additional shares of common stock at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to 3,100,000. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,100,000 shares are being offered.

     We and the selling stockholder have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     We, each of our officers and directors and the selling stockholder have each agreed not to directly or indirectly offer, sell, sell short, transfer, hypothecate, pledge, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or derivatives of our common stock held by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part, without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, creating a short position in the underwriters' syndicate account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover the over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 142 filed public offerings of equity securities, of which 104 have been completed, and has acted as a syndicate member in an additional 76 offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

     From time to time, Deutsche Bank Securities Inc. or its affiliates have provided, and may continue to provide, financial advisory services to us.

                                 LEGAL MATTERS

     Cooley Godward LLP, San Diego, California, will pass upon the validity of the common stock offered by this prospectus. Latham & Watkins, Costa Mesa, California, will pass upon certain legal matters on behalf of the underwriters.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our annual report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected and copies of these materials may be obtained upon payment of fees at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, as well as the regional offices of the Commission located at 500 West Madison

Street, Chicago, Illinois, and Seven World Trade Center, New York, New York. You may obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330. In addition, we are required to file electronic versions of these materials with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Our common stock is quoted on the Nasdaq National Market, and reports and other information concerning us may be inspected at the National Association of Securities Dealers, Inc. at 1725 K Street, NW, Washington, D.C. 20006-1500.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should read the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. Copies of the registration statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon the payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above. Copies of these materials may also be obtained from the EDGAR database.

                           INCORPORATION BY REFERENCE

     The Commission allows us to incorporate by reference information into this prospectus. This means we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission. These documents contain important information about us and our financial condition.

     The following documents previously filed with the Commission are hereby incorporated by reference into this prospectus:

     - Annual Report on Form 10-K for the year ended December 31, 1999;

     - Proxy Statement for our 1999 Annual Meeting of Stockholders; and

     - Description of our common stock contained in our registration statement on Form 8-A filed with the Commission on June 6, 1997.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the completion of the offering of the common stock will be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from the date of filing of these documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus and the registration statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this prospectus or such registration statement.

     We will provide without charge to each person to whom a copy of the prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the information that has been incorporated by reference in the registration statement (other than exhibits unless such exhibits are specifically incorporated by reference therein). Requests should be submitted in writing or by telephone to Investor Relations, Aurora Biosciences Corporation, at our offices located at 11010 Torreyana Road, San Diego, CA 92101, telephone
(858) 404-6600.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    1
Risk Factors...........................    5
Special Note Regarding Forward-Looking
  Statements...........................   16
Use of Proceeds........................   17
Dividend Policy........................   17
Price Range of Common Stock............   17
Capitalization.........................   18
Dilution...............................   19
Selected Financial Data................   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   21
Business...............................   26
Management.............................   39
Principal and Selling Stockholders.....   42
Plan of Distribution...................   44
Legal Matters..........................   45
Experts................................   45
Where You Can Find More
  Information..........................   45
Incorporation by Reference.............   47

[AURORA LOGO]
3,100,000 SHARES
COMMON STOCK
DEUTSCHE BANC ALEX. BROWN
CHASE H&Q
ROBERTSON STEPHENS
THOMAS WEISEL PARTNERS LLC
WARBURG DILLON READ LLC
Prospectus

            , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses payable by the Registrant in connection with the sale of the Securities being registered. All the amounts shown are estimates except for the SEC registration fee and the Nasdaq National Market listing fee.

SEC Registration fee........................................  $ 65,529
NASD filing fee.............................................    25,322
Nasdaq National Market listing application fee..............    17,500
Legal fees and expenses.....................................   585,000
Accounting fees and expenses................................    75,000
Printing and engraving expenses.............................   125,000
Transfer agent and registrar fees...........................    10,000
Miscellaneous...............................................     6,649
                                                              --------
  Total.....................................................  $910,000
                                                              ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Registrant's Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by
Section 102(b)(7) of the DGCL and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by applicable law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' or officers' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability pursuant to Section 174 of the DGCL, for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omission that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     The Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     The Registrant has an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
  1.1     Form of underwriting agreement.*
  4.1     Restated Certificate of Incorporation.(1)
  4.2     Restated Bylaws.(1)
  4.3     Specimen stock certificate.(1)
  5.1     Opinion of Cooley Godward LLP.*
 23.1     Consent of Ernst & Young LLP, Independent Auditors.
 24.1     Power of Attorney. Reference is made to page II-4.
 27.1     Financial Data Schedule.

-------------------------
 *  To be filed by amendment.

(1) Filed as an exhibit to Registrant's Registration Statement on Form S-1 (No. 333-37317), filed October 7, 1997, as amended, and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and executive officers of the Registrant pursuant to provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director or executive officer of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director or executive officer in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration

     Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (2)(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

          (ii) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on March 17, 2000.

                                          AURORA BIOSCIENCES CORPORATION

                                          By:  /s/ STUART J.M. COLLINSON
                                            ------------------------------------
                                                Stuart J.M. Collinson, Ph.D.
                                             President, Chief Executive Officer
                                                  and Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, Stuart J.M. Collinson and John R. Pashkowsky jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                       SIGNATURE                                     TITLE                  DATE
                       ---------                                     -----                  ----

               /s/ STUART J.M. COLLINSON                  President, Chief Executive   March 17, 2000
--------------------------------------------------------  Officer and Chairman of the
              Stuart J.M. Collinson, Ph.D.                Board (Principal Executive
                                                                   Officer)

                 /s/ JOHN R. PASHKOWKSY                     Vice President, Finance    March 17, 2000
--------------------------------------------------------   (Principal Financial and
                   John R. Pashkowksy                         Accounting Officer)

                                                                   Director            March 17, 2000
--------------------------------------------------------
           Timothy J. Rink, M.A., M.D., Sc.D.

                   /s/ JAMES C. BLAIR                              Director            March 17, 2000
--------------------------------------------------------
                 James C. Blair, Ph.D.

               /s/ HUGH Y. RIENHOFF, JR.                           Director            March 17, 2000
--------------------------------------------------------
                 Hugh Y. Rienhoff, Jr.

                  /s/ ROY A. WHITFIELD                             Director            March 17, 2000
--------------------------------------------------------
                    Roy A. Whitfield

                /s/ TIMOTHY J. WOLLAEGER                           Director            March 17, 2000
--------------------------------------------------------
                  Timothy J. Wollaeger

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
  1.1     Form of underwriting agreement.*
  4.1     Amended and Restated Certificate of Incorporation.(1)
  4.2     By-Laws, as amended and restated.(1)
  4.3     Specimen stock certificate.(1)
  5.1     Opinion of Cooley Godward LLP.*
 23.1     Consent of Ernst & Young LLP, Independent Auditors.
 23.2     Consent of Cooley Godward LLP Reference is made to Exhibit
          5.1.
 24.1     Power of Attorney. Reference is made to page II-4.
 27.1     Financial Data Schedule.

-------------------------
 *  To be filed by amendment.

(1) Filed as an exhibit to Registrant's Registration Statement on Form S-1 (No. 333-37317), filed October 7, 1997, as amended, and incorporated herein by reference.